08051829

PDG Environmental, Inc.
(dba)

FLAGSHIPPDG℠

Annual Report

Year Ended January 31, 2008

LETTER FROM THE CEO

Fellow Shareholders:

Fiscal 2008 was a year of significant growth and improvement for FlagshipPDG. I am confident that the progress made in fiscal 2008 has better positioned the Company for the future. Key improvements include:

- ***Rebranding of the Company into FlagshipPDG*** — The brand change is designed to achieve broader market awareness, and communicate a consistent message to customers, employees and shareholders. This is part of our continuing effort to penetrate new markets as well as improve our efforts to cross market our total services to our extensive existing client base. The Corporation's stock symbol (PDGE) has not changed as a result of the change of brand name.
- ***Implementation of Sarbanes Oxley*** — This implementation has strengthened our internal controls and improved the discipline of operating our business. I am pleased to report that we have addressed and resolved all material weaknesses and significant deficiencies that were identified in our internal control structure.
- ***Implementation of new sales and marketing initiatives*** — The addition of new sales and marketing professionals as well as better tools for tracking and monitoring progress and relationship management led to a record sales year for the Company and has allowed us to maintain a steady backlog in excess of $50 million.
- ***Strengthening existing procedures and adding additional policies to minimize operational inefficiencies and contract cost overruns*** — In late 2008 we strengthened existing operational policies and procedures and implemented a number of new initiatives to minimize the cost overruns and margin deterioration that have impacted our financial results in the past.

For the year ended January 31, 2008 revenue rose 29.5% to $97.1 million versus $75.0 million recorded in the prior fiscal year. EBITDA improved to $3.0 million from a negative $(4.9) million last year. SG&A and other direct costs as a percent of revenue decreased to 25.0% for fiscal 2008 as compared to 33.1% for the comparable period last year.

While we are pleased with the growth of the top line for fiscal 2008, operational inefficiencies and a significant loss on one project impacted our third and fourth quarters, resulting in a loss for the year The field margin percentage for fiscal 2008 was 25.8%, and while this is slightly higher than the prior fiscal year, it is well below our minimum expectations. We finished the year with a net after-tax loss of $(0.9) million or $(0.04) per diluted share, compared with a net loss of $(7.2) million, or $(0.36) per share, last year.

We are disappointed with the finish to fiscal 2008, but we are confident fiscal 2009 will show continued improvement in operational results. We will continue to right size our existing infrastructure, and take full advantage of our extensive customer base, geographic footprint and service line diversity. We believe our ability to provide "turn key" environmental remediation, emergency response, and reconstruction services provides FlagshipPDG with a distinct market advantage.

Our focus for fiscal 2009 and into the future is to return to significant profitability and build shareholder value.

Thank you for your continued support.

Very truly yours,

John C. Regan
Chairman & CEO

Overview of Company

PDG Environmental, Inc., the registrant, ("we" or the "Corporation") is a holding corporation which, through our wholly-owned operating subsidiaries, provides environmental and specialty contracting services including asbestos and lead abatement, microbial remediation, emergency response, loss mitigation and reconstruction, demolition and related services throughout the United States. We were incorporated in Delaware on February 9, 1987.

We have three operating subsidiaries; Project Development Group, Inc., which is incorporated in Pennsylvania; PDG, Inc., which is incorporated in Pennsylvania and Enviro-Tech Abatement Services Co., which is incorporated in North Carolina.

On March 17, 2008, the Corporation announced its new brand image, ***Flagship***PDG. The brand change is designed to achieve broader market awareness, and communicate a consistent message to customers, employees and shareholders. This is part of our continuing effort to penetrate new markets as well as improving our effort to cross marketing our total services to our extensive existing client base. The Corporation's stock symbol (PDGE) will not change as a result of the change of brand name. In addition, the legal names of the Corporation and its subsidiaries will remain the same. As used in this report, ***Flagship***PDG may refer to the registrant, or one or more of its consolidated subsidiaries or to all of them taken as a whole.

Description of the Business

Historically, we have derived the majority of our revenues from the abatement of asbestos. In recent years, we have broadened our offering of services to include a number of complementary services, which utilize our existing infrastructure and personnel. The following is a discussion of each of the major services we provide.

Asbestos Abatement

The asbestos abatement industry developed due to increased public awareness in the early 1970's of the health risks associated with asbestos, which was extensively used in building construction.

Asbestos, which is a fibrous mineral found in rock formation throughout the world, was used extensively in a wide variety of construction-related products as a fire retardant and insulating material in residential, commercial and industrial properties. During the period from approximately 1910 to 1973, asbestos was commonly used as a construction material in structural steel fireproofing, as thermal insulation on pipes and mechanical equipment and as an acoustical insulation material. Asbestos was also used as a component in a variety of building materials (such as plaster, drywall, mortar and building block) and in caulking, tile adhesives, paint, roofing felts, floor tile and other surfacing materials. Most structures built before 1973 contain asbestos containing materials ("ACM") in some form and surveys conducted by the U.S. federal government have estimated that 31,000 schools and 733,000 public and commercial buildings contain friable ACM. In addition, many more industrial facilities are known to contain other forms of asbestos.

In the early 1970's, it became publicly recognized that inhalation or ingestion of asbestos fibers was a direct cause of certain diseases, including asbestosis (a debilitating pulmonary disease), lung cancer, mesothelioma (a cancer of the abdominal and lung lining) and other diseases. Friable ACM were designated as a potential health hazard because these materials can produce microscopic fibers and become airborne when disturbed.

The Environmental Protection Agency (the "EPA") first banned the use of asbestos as a construction material in 1973 and the federal government subsequently banned the use of asbestos in other building materials as well.

During the 1980's the asbestos abatement industry grew rapidly due to increasing public awareness and concern over health hazards associated with ACM, legislative action mandating safety standards and requiring abatement in certain circumstances, and economic pressures on building owners seeking to satisfy the requirements of financial institutions, insurers and tenants. During the last ten years the industry has remained stable with revenues tracking the general economic cycle.

We have experience in all types of asbestos abatement including removal and disposal, enclosure and encapsulation. Asbestos abatement projects have been performed in commercial buildings, government and institutional buildings, schools, hospitals and industrial facilities for both the public and private sector. Asbestos abatement work is completed in accordance with EPA, Occupational Safety and Health Administration ("OSHA"), state and local regulations governing asbestos abatement operations, disposal and air monitoring requirements.

Disaster Response/Loss Mitigation

The disaster response/loss mitigation industry responds to natural and man-made disasters including fires, floods, hurricanes, tornadoes, and sudden water intrusion events. Services provided include emergency response, loss mitigation and structural drying, for both buildings and infrastructure. We have experience and have provided services in all areas of the emergency response/restoration industry.

While we have historically provided this service, the hurricane season in fiscal 2005 and 2006 became a major driver for this service offering. In fiscal 2005, we responded to the four hurricanes that impacted Florida and the Gulf Coast, providing services to resorts, governmental entities such as counties and school districts, commercial operations and residential buildings. In fiscal 2006, we responded to hurricanes Katrina, Rita and Wilma. While no major hurricanes have impacted this portion of our business since fiscal 2006, we continue to provide such services on a smaller scale. Contracts are typically on a cost plus basis due to uncertainties relative to the magnitude and type of procedures required.

Reconstruction

The reconstruction and restoration industry responds to natural and man-made disasters including fires, floods, hurricanes, tornadoes, and sudden water intrusion events. Services are usually provided after the impact of the event has been assessed by the property owner and their insurance company. While we previously provided a limited amount of reconstruction services, the acquisition of Flagship Services Group, Inc. ("Flagship") in August 2005 provided entry to this market on a nationwide basis. Flagship previously provided reconstruction services to commercial and residential clients throughout the United States.

Flagship traditionally acted as a general contractor, sub-contracting all aspects of a reconstruction contract. Contracts are typically on a fixed price basis or time and material basis. Since the acquisition of Flagship, the majority of the work performed on reconstruction contracts has been performed by subcontractors, although we have directly provided drying, loss mitigation and demolition thereby enhancing the services offered to our reconstruction clients.

Mold Remediation

Health professionals have been aware of the adverse health effects of exposure to mold for decades, but the issue has gained increased public awareness in recent years. Studies indicate that 50% of all homes contain mold and that the increase in asthma cases over the past 20 years can be linked to mold exposure.

We provide mold remediation services in both commercial and residential structures. Such services include decontamination, application of biocides and sealant, removal of building systems (drywall, carpet, etc.), and disposal of building furnishings. We have experience in remediation, detailing methods and performing microbial (mold, fungus, etc.) abatement in commercial, residential, educational, medical and industrial facilities.

Lead Abatement

During the 1990's, the lead abatement industry developed due to increased public awareness of the dangers associated with lead poisoning. While lead poisoning takes many forms, the most serious and troubling in the United States is the danger posed to children and infants from the ingestion of lead, primarily in the form of paint chips containing lead. Ingestion of lead has been proven to reduce mental capacities and is especially detrimental to children in the early stages of development.

The low income and public housing markets, due to the age of the structures, contain a significant amount of lead paint that is flaking and peeling. In response to this problem many municipal and state governments have developed programs to remediate the structures. We have experience in utilizing various methods to remove lead-based paint that is adhered to surfaces and the removal of loose and flaking lead-based paint and dust or lead-contaminated soil. Removal methods include chemical stripping, wet scraping, needle gun, high-pressure water/vacuum and abrasive blasting. High-efficiency particulate air ("HEPA") vacuums are utilized for dust and debris clean up. Analysis of removed material, as required, is performed to assure proper disposal of lead-contaminated waste and debris generated from removal operations. We complete such lead removal work in accordance with EPA, OSHA, state and local regulations governing lead removal operations, disposal and air monitoring requirements.

Demolition

The demolition industry has a wide range of applications and services. We have currently limited our services to the performance of select interior and structural demolition. Our experience includes interior and structural demolition in occupied buildings at times utilizing specially equipped air filtration devices to minimize airborne dust emissions in occupied areas.

This work has been a natural progression from asbestos abatement work, which often requires significant interior demolition to access asbestos material for removal.

Directors and Executive Officers

The following table sets forth information regarding the executive officers and directors of the Corporation.

Name, Age and Principal Occupation	Certain Other Information
John C. Regan (64) Chairman, President, and Chief Executive Officer of *Flagship*PDG	Mr. Regan has served in each of his present positions since December 1990 and has served as a Director since April 1989. He is the founder of Project Development Group, Inc., now our wholly-owned subsidiary, which engages in asbestos abatement and specialty contracting services, and has served as that corporation's Chairman and President since 1984. Mr. Regan also served as Chairman of the Board of Directors of PDG Remediation, Inc. (PDGR), a company which provided remediation services to assist customers in complying with environmental laws and regulations, from July 1994 until August 1996.

Name, Age and Principal Occupation	Certain Other Information
Richard A. Bendis (61) President and CEO of the Bendis Investment Group LLC	Mr. Bendis has served as a Director since 1986. Mr. Bendis is the Founder, President and Chief Executive Officer of the Bendis Investment Group LLC, {BIG} a Global financial intermediary firm that has a formal joint venture management agreement with Drawbridge Special Opportunities Advisors LLC, an affiliate of the Fortress Investment Group, {NYSE, FIG}.Most recently, Mr Bendis served as Chairman, President and CEO of True Product ID, a global publicly traded anti-counterfeiting company {NASDAQ, TPDI}. Previously, he had been the Founder, President and CEO of Innovation Philadelphia {IP}. IP is a public/private partnership dedicated to growing the wealth and the workforce of the Greater Philadelphia Region. Prior to 2001, he was President and CEO of Kansas Technology Enterprise Corporation (KTEC), an entity formed to encourage investment and growth in the State of Kansas. Mr. Bendis, also, has been a corporate executive with Quaker Oats, Polaroid, Texas Instruments, Marion Laboratories, Kimberly Services and Continental Healthcare Systems. Continental was an Inc. 500 software company, which he successfully took public on NASDAQ {CHSI}. In addition, Mr. Bendis founded and managed R.A.B. Ventures, a venture capital firm which invested in early-stage technology and healthcare businesses. He is a frequent international consultant and speaker for the United Nations, NATO and The European Commission, and serves on several Not For Profit Boards.
Edgar Berkey (67) Management Consultant	Dr. Berkey has served as Director since 1998. He is a nationally recognized expert on alternative energy and environmental technologies. In 2007, he retired as Vice President and Chief Quality Officer of Concurrent Technologies Corporation and formed E. Berkey and Associates, a management consulting firm. He is a member and Chairman of advisory committees for the U.S. Department of Energy and National Laboratories and was previously on the Science Advisory Board of the U.S. Environmental Protection Agency. He serves on the board of several growing companies in the environmental remediation, waste water engineering, and construction management fields, Chester Engineers of Pittsburgh and North Wind, Inc. of Idaho Falls, Idaho. He is the former President and co-founder of the Center for Hazardous Materials Research. Dr. Berkey previously served on the Corporation's Board of Directors from 1991-1995. He resigned from the Corporation's Board of Directors in 1995 to serve as a Director of PDG Remediation, Inc., which at that time was an affiliate of the Corporation. He resigned from the Board of Directors of PDG Remediation, Inc. in 1996.

Name, Age and Principal Occupation	Certain Other Information
James D. Chiafullo (50) Shareholder/Director, Cohen & Grigsby Secretary of ***Flagship*PDG**	Mr. Chiafullo has served as a Director since July 1998 and as Secretary since May 2003. Since 1999, Mr. Chiafullo has been a Director in the law firm of Cohen & Grigsby, P.C. headquartered in Pittsburgh. Prior to joining Cohen & Grigsby, P.C., Mr. Chiafullo was a Partner with Thorp Reed & Armstrong. Prior to joining Thorp Reed & Armstrong, Mr. Chiafullo was a lawyer with Gulf Oil Corporation in Houston, Texas. Cohen & Grigsby, P.C. provide legal services to us. Mr. Chiafullo is a member of the Board of Directors of the Western Pennsylvania Epilepsy Foundation and of the Community Bank Board of First National Bank of Pennsylvania.
Edwin J. Kilpela (62) Independent Business Consultant	Mr. Kilpela has served as a Director since July 1997. Since 2006 he has been an independent consultant to small and mid-sized companies. From 2003 until 2006, he served as the President and CEO of Soil Safe, Inc. a privately held environmental company located in Baltimore, MD. From 1998 until 2002, Mr. Kilpela was an independent business consultant to small and mid-sized environmental companies. From 1997 to 1998 he was President and Chief Executive Officer of Noxso Corporation, a developmental environmental company. From 1996 until 1997 he was President of Ansaldo Ross Hill. Mr. Kilpela was with Westinghouse Electric Corporation from 1968 to 1996 including serving as General Manager of the Environmental Services Division from 1991 to 1996.
Nicola ("Nick") Battaglia (41) Chief Financial Officer ***Flagship*PDG**	Effective May 23, 2007, Mr. Battaglia was named Chief Financial Officer. Prior to joining our company, Mr. Battaglia worked at StanCorp Financial Group, a public financial services company as Assistant Vice President of the Asset Management Group. From 1999 to 2006, Mr. Battaglia served as Chief Financial Officer and Treasurer of Invesmart where he oversaw the accounting/tax, finance and treasury functions of the company. Prior to that, Mr. Battaglia worked for 11 years at Arthur Andersen where he provided audit, accounting and business advisory services for a diverse client base.

Transfer Agent and Registrar of Common Stock

Continental Stock Transfer & Trust Company
12 Battery Place
New York, New York 10004
(212)-509-4000

Independent Registered Public Accounting Firm

Malin, Bergquist, & Company, LLP
3605 McKnight East Drive
Pittsburgh, PA 15237
(412) 364-9395

Form 10-K

To obtain a copy of the company's Form 10-K report, (free of charge) write to;
*Flagship*PDG
Investor Relations
1386 Beulah Road
Building 801
Pittsburgh, PA 15235

Forward-Looking Statements

Information in this Annual Report includes certain statements related to projected growth and future events. These statements are "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Because such statements are subject to risks and uncertainties, actual results in future periods may differ materially from those expressed or implied by such forward-looking statements. See the Company's fiscal 2008 Form 10-K for a description of the types of uncertainties and risks that may affect actual results.

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has traded on the OTC Bulletin Board since September 1996. Prior to that, it was listed for trading on NASDAQ Small Cap (Symbol: PDGE) and the information presented for the following periods reflects the high and low bid information as reported by the OTC Bulletin Board. The prices below may not represent actual transactions. These quotations reflect inter-dealer prices, without retail markup, markdown or commissions.

	Market Price Range			
	Fiscal 2008		Fiscal 2007	
	High	Low	High	Low
First Quarter	$0.87	$0.63	$2.32	$1.62
Second Quarter	1.19	0.84	2.05	1.30
Third Quarter	1.17	0.88	1.59	0.96
Fourth Quarter	0.95	0.48	1.02	0.66

At April 9, 2008, we had 1,693 stockholders of record and the closing trading price was $0.42 per share.

We have not historically declared or paid dividends with respect to our common stock and have no intention to pay dividends in the foreseeable future. Our ability to pay dividends is prohibited due to limitations imposed by our banking agreement, which requires the prior consent of the bank before dividends are declared. Additionally, the private placement of our preferred stock in July 2005 contained restrictions on the payment of dividends on our common stock until the majority of the preferred stock has been converted into our common stock or redeemed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and notes thereto, and other financial information included elsewhere in this Annual Report on Form 10-K.

Certain statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report are forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "anticipate", "intend", "plan", "believe", "estimate", "potential", or "continue", the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those described above under "Risk Factors".

Overview

Through our operating subsidiaries, we provide environmental and specialty contracting services including asbestos and lead abatement, insulation, microbial remediation, disaster response, loss mitigation and reconstruction, demolition and related services.

The following paragraphs are intended to highlight key operating trends and developments in our operations and to identify other factors affecting our consolidated results of operations for the two years ended January 31, 2008.

Contract revenues are recognized on the percentage of completion method measured by the relationship of total costs incurred to total estimated contract costs (cost-to-cost method). The majority of the Corporation's contracts are fixed price contracts; therefore, any change in estimated costs to complete a contract will have a direct impact upon the revenues and related gross margin recognized on that particular contract.

Contract costs represent the cost of our laborers working on our contracts and related benefit costs, materials expended during the course of the contract, periodic billings from subcontractors that worked on our contracts, costs incurred for project supervision by our personnel and depreciation of machinery and equipment utilized on our contracts.

Selling, general and administrative expenses consist of the personnel at our executive offices and the costs related to operating that office and the Corporation as a whole including marketing, legal, accounting and other corporate expenses, the costs of management and administration at our branch offices, office rental, depreciation and amortization of corporate and non-operational assets and other costs related to the operation of our branch offices.

Non-recurring charge for employee fraud consists of the costs associated with fictitious projects and other fraudulent activities previously recorded as revenue at our Seattle, Washington office.

Interest expense consists primarily of interest charges on our line of credit but also includes the interest expense of term debt with our lending institution.

Interest expense for preferred dividends and accretion of discount consists of the 8% dividend on the Series C Preferred Stock sold in July 2005 as part of the private placement of our securities and accretion of the related discount.

Other income (expense) components are as described in our statement of operations.

The income tax provision is the amount accrued and payable to the federal government and the various state taxing authorities. Until fiscal 2005, no amounts have been due to the federal government as we had a net operating loss carryforward, which had been sufficient to offset taxable income in recent years. As of January 31, 2008 and 2007, we again have no amounts due to the federal government as we have a net operating loss carryforward.

Critical Accounting Policies

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our judgment about future events and related estimations and how they impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective or complex estimates and assessments and is fundamental to our results of operation. We identified our most critical accounting estimates to be:

- Revenue Recognition
- Billing Realization/Contract Receivable Collectability
- Claims Recognition
- Recoverability of Goodwill and Intangible Assets
- Recoverability of Deferred Tax Assets
- Mandatorily Redeemable Convertible Preferred Stock
- Income Taxes

We based our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report. We have discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosures presented below.

Revenue Recognition

Revenue is recognized using the percentage-of-completion method. A significant portion of our work is performed on a fixed price basis. The balance of our work is performed on variations of cost reimbursable and unit price approaches. Contract revenue is accrued based upon the percentage that actual costs to date bear to total estimated costs. We utilize the cost-to-cost method as we believe this method is less subjective than relying on assessments of physical progress. We follow the guidance of the Statement of Position 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts," for accounting policy relating to our use of the percentage-of-completion method, estimating costs, revenue recognition and unapproved change order/claim recognition. The use of estimated costs to complete each contract, the most widely recognized method used for percentage-of-completion accounting, is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions to total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in our contract accounting, actual results could differ from these estimates.

Contract revenue reflects the original contract price adjusted for approved change orders and estimated minimum recoveries of unapproved change orders and claims. We recognize unapproved change orders and claims to the extent that related costs have been incurred when it is probable that they will result in additional contract revenue and their value can be reliably estimated. Losses expected to be incurred on contracts in progress are charged to earnings in the period such losses are known.

Billing Realization/Contracts Receivable Collectability

We perform services for a wide variety of customers including governmental entities, institutions, property owners, general contractors and specialty contractors. Our ability to render billings on in-process jobs is governed by the requirements of the contract and, in many cases, is tied to progress towards completion or the aforementioned specified mileposts. Realization of contract billings is in some cases guaranteed by a payment bond provided by the surety of our customer. In all other cases we are an unsecured creditor of our customers, except that we may perfect its rights to payment by filing a mechanics lien, subject to the requirements of the particular jurisdiction. Payments may be delayed or disputed by a customer due to contract performance issues and / or disputes with the customer. Ultimately, we have recourse to the judicial system to secure payment. All of the aforementioned matters may result in significant delays in the receipt of payment from the customer. As discussed in the previous section under "Revenue Recognition", there can be no assurances that future events will not result in significant changes to the financial statements to reflect changing events.

We extend credit to customers and other parties in the normal course of business after a review of the potential customer's credit worthiness. Additionally, management reviews the commercial terms of significant contracts before entering into a contractual arrangement. We regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, management makes an evaluation of required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. As a result of the above factors, at January 31, 2008 and 2007, the days revenue in contracts receivable was approximately 92 days and 114 days, respectively.

Claims Recognition

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price or other causes of anticipated additional costs incurred by us. Recognition of amounts as additional contract revenue related to claims is appropriate only if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. We must determine if:

- there is a legal basis for the claim;
- the additional costs were caused by circumstances that were unforeseen by us and are not the result of deficiencies in our performance;
- the costs are identifiable or determinable and are reasonable in view of the work performed; and
- the evidence supporting the claim is objective and verifiable.

If all of these requirements are met, revenue from a claim is recorded only to the extent that we have incurred costs relating to the claim.

Recoverability of Goodwill and Intangible Assets

Effective February 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," which states that goodwill and indefinite-lived intangible assets are no longer to be amortized but are to be reviewed annually for impairment. The goodwill impairment analysis required under SFAS No. 142 requires us to allocate goodwill to our reporting units, compare the fair value of each reporting unit with our carrying amount, including goodwill, and then, if necessary, record a goodwill impairment charge in an amount equal to the excess, if any, of the carrying amount of a reporting unit's goodwill over the implied fair value of that goodwill. The primary method we employ to estimate these fair values is the discounted cash flow method. This methodology is based, to a large extent, on assumptions about future events, which may or may not occur as anticipated, and such deviations could have a significant impact on the estimated values calculated. These assumptions include, but are not limited to, estimates of future growth rates, discount rates and terminal values of reporting units. See further discussion in Notes 13 and 14 to our Consolidated Financial Statements.

At January 31, 2008, goodwill and intangible assets on our balance sheet totaled $2,614,000 and $4,718,000 respectively. At January 31, 2007, goodwill and intangible assets on our balance sheet totaled $2,651,000 and $5,416,000, respectively. The goodwill and intangible assets are primarily attributable to the acquisition of the former Tri-State Restorations, Inc. ("Tri-State") operation in June 2001 that now operates as our Los Angeles office and the acquisition of the former Flagship Services Group, Inc. ("Flagship") operation in August 2005 that now operates as our Dallas office. The remaining goodwill and intangible assets relates to three smaller acquisitions and deferred costs related to our bank financing. The payment of the initial purchase price for the Tri-State and Flagship acquisitions initially generated a moderate amount of goodwill but the majority was created by the subsequent payment of contingent purchase price under the asset purchase agreement which provided for a four year and eighteen-month, respectively, earn-out for the former owners based upon the net profits of the Los Angeles and Dallas offices, respectively.

During fiscal year 2007, goodwill of $111,000 was determined to be impaired due to the closure of the Seattle, Washington office. We have concluded that the net remaining recorded value of goodwill and intangible assets has not been impaired as a result of an evaluation as of January 31, 2008.

Income Taxes

We provide for income taxes under the liability method as required by SFAS No. 109 "Accounting for Income Taxes".

Deferred income taxes result from timing differences arising between financial and income tax reporting due to the deductibility of certain expenses in different periods for financial reporting and income tax purposes.

We file a consolidated federal income tax return. Accordingly, federal income taxes are provided on the taxable income, if any, of the consolidated group. State income taxes are provided on a separate company basis.

Recoverability of Deferred Tax Assets

At January 31, 2008, our deferred tax assets totaled $3,915,000. At January 31, 2008, it was determined that the recognition of deferred income tax assets would be appropriate as it is more likely than not that all of the deferred tax assets would be realized. Therefore a valuation reserve is not necessary at that time.

At January 31, 2007, our deferred tax assets totaled $3,480,000. At January 31, 2007, it was determined that the recognition of deferred income tax assets would be appropriate as it is more likely than not that all of the deferred tax assets would be realized. Therefore a valuation reserve was not necessary at this time.

Mandatorily Redeemable Convertible Preferred Stock

The transaction was accounted for in accordance with SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and Emergency Issue Task Force 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Corporation's Own Stock" in accounting for the transaction. The preferred stock has been recorded as a liability after consulting SFAS No. 150. Although the preferred includes conversion provisions, they were deemed to be non-substantive at the issuance date. Subsequent to the issuance, our stock price rose in part to Hurricane Katrina and the acquisition of the former Flagship operations, and a number of preferred shares were converted to common stock. Per SFAS No. 150, there is to be no reassessment of the non-substantive feature.

After valuing the warrants for the purchase of our common stock issued with the convertible Preferred Shares, the beneficial conversion contained in the Preferred Shares and the costs associated with the Preferred Stock portion of the financing, the remainder was allocated to the convertible preferred stock. The difference between this initial value and the face value of the Preferred Stock will be accreted back to the Preferred Stock as preferred dividends utilizing an effective method. The accretion period is the shorter of the four-year term of the preferred or until the conversion of the preferred stock. In accordance with SFAS No. 150, the accretion of the discount on the preferred stock is classified as interest expense in the Consolidated Statement of Operations.

A cumulative premium (dividend) accrues and is payable with respect to each of the Preferred Shares equal to 8% of the stated value per annum. The premium is payable upon the earlier of: (a) the time of conversion in such number of shares of Common Stock determined by dividing the accrued premium by the Conversion Price or (b) the time of redemption in cash by wire transfer of immediately available funds. In accordance with SFAS No. 150, the preferred stock dividend is classified as interest expense in the Consolidated Statement of Operations.

Both the preferred and common stock portions of the July 2005 private placement included registration rights agreements that imposed liquidating damages in the form of a monetary remuneration should the holders be subject to blackout days (i.e. days when the holders of our Common Stock may not trade the stock) in excess of the number permitted in the registration rights agreements. On November 21, 2005, our Registration Statement on Form S-2 was declared effective by the Securities & Exchange Commission. Other than the aforementioned monetary penalty, there are no provisions requiring cash payments or settlements if registered shares cannot be provided upon conversion/exercise or the shareholders cannot sell their shares due to a blackout event. After assessing the provisions of the registration rights agreements and the related authoritative guidance, a $20,000 warrant derivative liability was provided. No gain or loss on the derivative was recorded in the years ended January 31, 2008 and 2007, and the liability was recorded in accrued liabilities.

Accounting Policy Changes

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109*, which prescribes measurement attributes and a recognition threshold, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial reporting purposes. FIN No. 48 also requires additional disclosure concerning uncertainty related to deferred income tax assets and liabilities. Any adjustments resulting from implementation of FIN No. 48 were required to be recognized as changes in accounting principles with a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption. Implementation of FIN No. 48 was required for the first annual period beginning after December 15, 2006. The Corporation adopted FIN No. 48 beginning February 1, 2007. The Corporation reviewed its previously recognized tax benefits and determined that no material uncertainty was indicated as of the implementation of the new standard. There have been no subsequent changes to the Corporation's determination regarding its previously recognized tax benefits. In 2007, the FASB issued FIN No. 48-1, *Definition of "Settlement" in FASB Interpretation No. 48*, which provides clarification regarding the effective settlement of tax positions upon examination by a taxing authority. FIN No. 48-1 has not to date impacted the Corporation's application of FIN No. 48.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which provides guidance for using fair value to measure assets and liabilities and expands required information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. Implementation of SFAS No. 157 is required for the fiscal years beginning after November 15, 2007. We are currently evaluating the impact SFAS No. 157 may have on our consolidated financial statements and disclosures.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans* — an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires an employer that sponsors one or more single-employer defined benefit plans to recognize the over-funded or under-funded status of a benefit plan in its statement of financial position, recognize as a component of other comprehensive income, net of tax, gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs pursuant to SFAS No. 87, *Employers Accounting for Pension*, or SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end, and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations. The recognition and disclosure provisions required by SFAS No. 158 are effective for the Corporation's fiscal year ending January 31, 2007. The measurement date provisions are effective for fiscal years ending after December 15, 2008. The adoption of SFAS No. 158 will not have a material effect on the Corporation's results of operations, cash flows, or financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115*, which permits entities to choose fair value measurement for many financial instruments and certain other items as of specified election dates. Business entities will thereafter report in earnings the unrealized gains and losses on items for which the fair value option has been chosen. The fair value option may be applied instrument by instrument, may not be applied to portions of instruments and is irrevocable unless a new election date occurs. SFAS No. 159 is effective for an entity's first fiscal year beginning after November 15, 2007. We are currently evaluating the impact SFAS No. 159 may have on our consolidated financial statements and disclosures.

In December 2007, the FASB issued SFAS No. 141R (Revised 2007), *Business Combinations*, which will change accounting guidance for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at their estimated acquisition date fair values, including noncontrolling interests, accrued contingent liabilities and in-process research and development. Acquired contingent liabilities will subsequently be measured at the higher of the acquisition date fair value or the amount determined under existing guidance for non-acquired contingencies. SFAS No. 141R also provides that acquisition costs will be expenses as incurred, restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date, and that changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141R is effective as of the beginning of an entity's first fiscal year after December 15, 2008, and will be applied prospectively for business combinations occurring on or after the date of adoption. Early adoption of SFAS No. 141R is prohibited. The Corporation expects to adopt SFAS No. 141R on February 1, 2009.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, which establishes new accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 requires recognition of a noncontrolling interest as equity in the consolidated financial statements separate from the parent's equity. Net income attributable to the noncontrolling interest is to be included in consolidated net income on the consolidated income statement. SFAS No. 160 also clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. SFAS No. 160 requires that a gain or loss be recognized in net income upon deconsolidation of a subsidiary based on the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 is effective as of the beginning of an entity's first fiscal year after December 15, 2008. The adoption of the standard, effective February 1, 2009, is not expected to have a significant impact on the Corporation's consolidated financial statements.

In September 2006, the Securities & Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both the balance sheet and income statement approach when quantifying a misstatement. SAB No. 108 was effective for the Corporation's fiscal year ending January 31, 2007. The adoption of SAB No. 108 did not have a material effect on the Corporation's results of operations, cash flows, or financial condition.

Results of Operations

Year Ended January 31, 2008 Compared to Year Ended January 31, 2007

During the year ended January 31, 2008 ("Fiscal 2008"), our contract revenues increased $22.1 million or 29.5% to $97.1 million compared to $75.0 million in the year ended January 31, 2007 ("Fiscal 2007"). The increase was primarily due to significant awards which resulted in record backlog at January 31, 2007, and continued backlog in excess of $50 million at October 31, 2007. Our sales and marketing initiatives, which consisted of adding more sales people and providing better tools for them to monitor potential awards, enhanced our bid and proposal activity resulting in significant new awards in addition to recurring business from existing customers.

Our contract costs increased $15.1 million to $83.0 million in Fiscal 2008 from $67.9 million in Fiscal 2007 as a result of the increased contract revenues. The gross margin in Fiscal 2008 increased $7.0 million to $14.1 million compared to $7.1 million Fiscal 2007 also as a result of the increased contract revenues. Gross margin as a percentage of revenue increased to 14.5% in 2008 from 9.5% in 2007. Fiscal 2007 gross margin was adversely impacted by a change in the estimated recovery from contract claims.

Selling, general and administrative expenses increased $0.5 million to $13.2 million in 2008 as compared to $12.7 million in Fiscal 2007. As a percentage of contract revenues, selling, general and administrative expense decreased by 3.4% to 13.6% in Fiscal 2008 from 17% in Fiscal 2007. The reason for the increased dollars of selling, general and administrative cost is due to an increase of $1.0 million in sales related costs, $300,000 in legal costs, $150,000 of Sarbanes Oxley costs offsets by $900,000 less bad debt expense.

In fiscal year 2007, we recorded a $919,000 non-recurring charge relative to employee fraud at its Seattle, Washington office. This charge arises following an internal investigation commenced in October 2006 into operations at the Corporation's Seattle office, which indicated fraudulent activities undertaken by one or more former employees. The prior year charge includes $222,000 of professional costs incurred as part of the investigation and restatement of our financial statements. There was no charge in the current fiscal year relative to the aforementioned employee fraud.

During the third quarter of Fiscal 2007, we determined that the goodwill related to the Northwestern operation was impaired. Therefore, a non-cash provision of $111,000 was made to reduce the goodwill related to that operation to zero.

During the fourth quarter of Fiscal 2007, we determined that the operating lease for its Phoenix operation was impaired as the office was closed in February 2007. Therefore, a provision of $105,000 was made for the remaining payments due under the operating lease.

We reported income from operations of $0.8 million for the current fiscal period compared to loss from operations of $6.8 million for the prior fiscal period, an increase of $7.6 million as a direct result of the factors discussed above.

Interest expense increased to $1,152,000 in 2008 compared to $1,002,000 in 2007 as a result of increased average borrowings.

Non-cash interest expense for preferred dividends and accretion of the discount relates to the private placement of $5.5 million of redeemable convertible preferred stock in July 2005 and the subsequent issuance of $1.375 million of redeemable convertible preferred stock from the exercise of the over-allotment option. As the preferred shares are mandatorily redeemable, the actual dividend and the accretion of the discount associated with the preferred stock are required to be reflected as interest expense. The current fiscal period had an $896,000 expense, which included the actual dividend of $305,000 and the accretion of the discount associated with the preferred stock of $591,000. The prior fiscal period had a $2,072,000 expense, which included the actual dividends of $345,000 and the accretion of the discount associated with the preferred stock of $1,727,000. The accretion of the discount included a $1,214,000 charge due to the conversion of 2,203 shares of preferred stock into 2,325,631 shares of our common stock. The unamortized discount on those shares was expensed, as required, at the time of conversion.

In fiscal 2008, a provision of $6,000 was recorded for estimated taxes. Because of our loss before taxes in the fiscal 2007, a current tax benefit of $2.6 million was recorded as a result of carrying back the fiscal 2007 loss to fiscal years ended January 31, 2005 and 2006, thereby generating a refund of both federal and state income taxes.

At January 31, 2008 and 2007, the Corporation assessed its recent operating history and concluded that recognition of a valuation allowance against deferred income tax assets was not required in either year. In making these evaluations, we concluded that it was more likely than not that the deferred income tax assets would be realized. In fiscal 2007, the deferred benefit for federal income taxes reflects the effect of carrying back the current year's loss to fiscal years ended January 31, 2005 and 2006, thereby generating a refund of federal income taxes previously paid and the realization of a portion of the net operating loss carryforwards for both federal and state purposes and the federal Research & Development Tax Credit.

At January 31, 2008, the Corporation has approximately $4.7 million of net operating loss carryforwards for federal income tax purposes expiring in 2028 and approximately $0.7 million of federal credit carryforwards, primarily Research and Development Tax Credits, expiring from 2022 to 2028.

Year Ended January 31, 2007 Compared to Year Ended January 31, 2006

During the year ended January 31, 2007 ("Fiscal 2007"), our contract revenues decreased $3.2 million or 4.1% to $75.0 million compared to $78.2 million in the year ended January 31, 2006 ("Fiscal 2006"). The decrease was due to the absence of significant hurricane response revenue, contract claim adjustments and closure of certain offices in the current period.

Our contract costs increased $1.0 million to $67.8 million in Fiscal 2007 from $66.8 million in Fiscal 2006. The gross margin in Fiscal 2007 thus decreased $4.2 million to $7.1 million compared to $11.3 million Fiscal 2006. Gross margin as a percentage of revenue decreased to 9.5% in 2007 from 14.5% in 2006. A change in the estimated recovery from contract claims was the primary reason for the decreased margin. Other direct contract costs increased $3.0 million from $9.0 million to $12.0 million reflecting the inclusion of twelve months of the former Flagship operations in fiscal year 2007 versus the inclusion of five months in fiscal 2006, the inclusion of costs for twelve months of the Tampa restoration operation which was started in February 2006, and the opening of three new offices in the last quarter of Fiscal 2006.

Selling, general and administrative expenses increased $3.4 million to $12.7 million in 2007 as compared to $9.3 million in Fiscal 2006. As a percentage of contract revenues, selling, general and administrative expense increased by 5% to 17% in Fiscal 2007 from 12% in Fiscal 2006. The significant increase is principally due to the addition of $1,037,000 to bad debt expense and the inclusion of the Flagship operations for the full year. As operations were ramped up at the three new offices opened in the second half of Fiscal 2006 and at the stand alone Tampa restoration operation, costs increased faster than revenues and had relatively high percentages of direct costs compared to revenues.

We reported a loss from operations of $6.8 million for fiscal year 2007 compared to income from operations of $2.0 million for the prior fiscal period, a decrease of $8.8 million as a direct result of the factors discussed above.

During fiscal year 2007, we recorded a $919,000 non-recurring charge relative to employee fraud at its Seattle, Washington office. This charge arises following an internal investigation commenced in October 2006 into operations at the Corporation's Seattle office, which indicated fraudulent activities undertaken by one or more former employees. The fiscal 2007 charge includes $222,000 of professional costs incurred as part of the investigation and restatement of our financial statements. Fiscal 2006 had a $234,000 non-recurring charge relative to the aforementioned employee fraud.

During the third quarter of Fiscal 2007, we determined that the goodwill related to its Northwestern operation was impaired. Therefore, a non-cash provision of $111,000 was made to reduce the goodwill related to that operation to zero.

During the fourth quarter of Fiscal 2007, we determined that the operating lease for its Phoenix operation was impaired as the office was closed in February 2007. Therefore, a provision of $105,000 was made for the remaining payments due under the operating lease.

Interest expense increased to $1,002,000 in 2007 compared to $490,000 in 2006 as a result of increased borrowings and an increase in the prime rate of interest, to which a majority of our borrowings are tied. In Fiscal 2006, the Corporation benefited from lower borrowings as a result of the July 2005 private placement which allowed a reduction in the line of credit borrowings prior to the purchase of the Flagship operation in late August 2005 and very low interest rates in 2006.

Non-cash interest expense for preferred dividends and accretion of the discount relates to the private placement of $5.5 million of redeemable convertible preferred stock in July 2005 and the subsequent issuance of $1.375 million of redeemable convertible preferred stock from the exercise of the over-allotment option. As the preferred shares are mandatorily redeemable, the actual dividend and the accretion of the discount associated with the preferred stock are required to be reflected as interest expense. Fiscal 2007 had a $2,072,000 expense, which included the actual dividend of $345,000 and the accretion of the discount associated with the preferred stock of $1,727,000. The accretion of the discount included a $1,214,000 charge due to the conversion of 2,203 shares of preferred stock into 2,325,631 shares of our common stock. The unamortized discount on those shares was expensed, as required, at the time of conversion. The prior fiscal period had a $1,119,000 expense, which included the actual dividends of $277,000 and the accretion of the discount associated with the preferred stock of $842,000. The accretion of the discount included a $501,000 charge due to the conversion of 860 shares of preferred stock into 860,000 shares of our common stock. The unamortized discount on those shares was expensed, as required, at the time of conversion.

Because of our loss before taxes in fiscal 2007, a current tax benefit of $2.6 million was recorded as a result of carrying back the current period's loss to fiscal years ended January 31, 2005 and 2006, thereby generating a refund of both federal and state income taxes. In fiscal 2006 a tax benefit of $261,000 was recorded.

At January 31, 2007, and at January 31, 2006, the Corporation assessed its recent operating history and concluded that recognition of a valuation allowance against deferred income tax assets was not required in either year, therefore the entire valuation allowance of $430,000 was recognized as a deferred tax benefit at the end of both years. In making these evaluations, we concluded that it was more likely than not that the deferred income tax assets would be realized. The deferred benefit for federal income taxes reflects the effect of carrying back the current year's loss to fiscal years ended January 31, 2005 and 2006, thereby generating a refund of federal income taxes previously paid and the realization of a portion of the net operating loss carryforwards for both federal and state purposes and the federal Research & Development Tax Credit.

At January 31, 2007, the Corporation has approximately $3.8 million of net operating loss carryforwards for federal income tax purposes expiring in 2027 and approximately $0.5 million of federal credit carryforwards, primarily research and development tax credits, expiring from 2022 to 2027.

As a smaller reporting company, the Corporation has elected scaled disclosure reporting obligations and therefore is not required to provide the tabular disclosure of contractual obligations.

Liquidity and Capital Resources

Fiscal 2008

During Fiscal 2008, we experienced a decrease in cash and cash equivalents of $68,000 as cash and cash equivalents decreased from $158,000 at January 31, 2007, to $90,000 at January 31, 2008. The decrease in cash and cash equivalents in Fiscal 2008 was attributable to $2,444,000 cash used by financing activities and $752,000 used by investing activities, which were nearly offset by $3,128,000 cash provided by operating activities.

The $3,128,000 of cash provided by operating activities consisted primarily of a net loss of $0.9 million adjusted for $2.7 million of non-cash charges: depreciation ($1,085,000), amortization ($773,000), deferred income tax benefit ($435,000), accrued interest and dividends on preferred stock ($896,000), and the provision for the cost of stock based compensation ($345,000).

After adjusting for these non-cash charges and credits, the resulting cash basis net income of $1.8 million, was increased by a $1.3 million reduction in the working capital utilized by us which consisted primarily of a increase in accounts receivable ($1,078,000), an increase in accounts payable ($2,326,000), a decrease in billing in excess of costs ($1,589,000) and net changes in other current asset and current liability accounts ($1,667,000) resulting in a net use of $3,128,000 cash in operating activities. The operating activities were largely impacted by the increase in revenues from fiscal 2007 resulting in increases in accounts receivable and costs in excess of billings. Accounts payable is higher as a result of higher levels of work derived from the use of subcontractors during the later part of the fourth quarter of fiscal 2008. The decrease in billings in excess of costs was due to the completion of work for a customer who typically was invoiced on a progress basis ahead of the work schedule.

The $752,000 used in investing activities was primarily related to the purchase of property, plant and equipment.

The $2,444,000 of cash used by financing activities consisted of net debt payments ($1,606,000) insurance premium financing which has been contracted for and will paid out over the next several months ($983,000), reduced by proceeds from the exercise of stock options and warrants ($145,000).

Fiscal 2007

During Fiscal 2007, we experienced a decrease in cash and cash equivalents of $72,000 as cash and cash equivalents decreased from $230,000 at January 31, 2006, to $158,000 at January 31, 2007. The decrease in cash and cash equivalents in Fiscal 2007 was attributable to $463,000 cash used by operating activities and $812,000 used by investing activities, which were nearly offset by $1,203,000 cash provided by financing activities.

The $463,000 of cash utilized by operating activities consisted primarily of a net loss of $7.2 million adjusted for $2.5 million of non-cash charges: depreciation ($1,049,000), amortization ($786,000), deferred income tax benefit ($2,794,000), accrued interest and dividends on preferred stock ($2,072,000), impairment charges ($216,000), a net increase in allowance for uncollectible accounts ($850,000), and the provision for the cost of stock based compensation ($296,000).

After adjusting for these non-cash charges and credits, the resulting cash basis net loss of $4.7 million, was partially offset by a $4.2 million reduction in the working capital utilized by us which consisted primarily of a reduction in accounts receivable ($1,296,000), an increase in accounts payable ($915,000), a decrease in billing in excess of costs ($1,377,000) and net changes in other current asset and current liability accounts ($604,000) resulting in a net use of $463,000 cash in operating activities.

The $812,000 used in investing activities was primarily related to the purchase of property, plant and equipment.

The $1,203,000 of cash provided by financing activities consisted of net bank borrowings ($2,350,000), proceeds from the exercise of stock options and warrants ($861,000), reduced by the earnout payments related to the Flagship acquisition ($845,000), and further reduced by insurance premium financing which has been contracted for and will be paid out over the next several months ($1,157,000).

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Prior to the filing of this Annual Report on Form 10-K, an evaluation was performed under the supervision of and with the participation of the Corporation's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Corporation's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended. Based on that evaluation, the chief executive officer and the principal financial officer concluded that, as of January 31, 2008, the Corporation's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to the Corporation's management, including its chief executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosure.

Changes in Internal Control over Financial Reporting

During the fiscal quarter ended January 31, 2008, there were no changes in the Corporation's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Corporation's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of January 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on management's assessment and those criteria, management has concluded that the Corporation's internal control over financial reporting was effective as of January 31, 2008.

This Annual Report does not include an attestation report of the Corporation's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Corporation's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in this Annual Report.

The following consolidated financial statements and financial statement schedule of the Corporation and its subsidiaries are included:

All other schedules for PDG Environmental, Inc. and the subsidiaries for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of PDG Environmental, Inc.

We have audited the accompanying consolidated balance sheets of PDG Environmental, Inc. and its subsidiaries (the Corporation) as of January 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PDG Environmental, Inc. and its subsidiaries as of January 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Malin, Bergquist & Company, LLP

Pittsburgh, Pennsylvania
April 23, 2008

CONSOLIDATED BALANCE SHEETS

PDG ENVIRONMENTAL, INC.

	January 31, 2008	January 31, 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 90,000	$ 158,000
Contracts receivable, net of $1,286,000 allowance in 2008 and net of $1,290,000 allowance in 2007	22,154,000	21,257,000
Costs and estimated earnings in excess of billings on uncompleted contracts	3,325,000	4,407,000
Inventories	689,000	553,000
Prepaid income taxes	—	271,000
Deferred income tax asset	1,111,000	915,000
Other current assets	94,000	534,000
Total Current Assets	27,463,000	28,095,000
Property, Plant and Equipment		
Land	42,000	42,000
Leasehold improvements	372,000	241,000
Furniture and fixtures	253,000	236,000
Vehicles	1,544,000	1,477,000
Equipment	9,505,000	8,871,000
Buildings	485,000	485,000
	12,201,000	11,352,000
Less: accumulated depreciation	9,859,000	8,795,000
	2,342,000	2,557,000
Intangible Assets, net of accumulated amortization of $1,930,000 and $1,405,000 in 2008 and 2007, respectively	4,718,000	5,416,000
Goodwill	2,614,000	2,651,000
Deferred Income Tax Asset	2,804,000	2,565,000
Contracts Receivable, Non Current	677,000	500,000
Costs and estimated earnings in excess of billings on uncompleted contracts, Non Current	3,327,000	1,200,000
Other Assets	300,000	270,000
Total Assets	$44,245,000	$43,254,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 9,729,000	$ 7,403,000
Billings in excess of costs and estimated earnings on uncompleted contracts	1,832,000	3,421,000
Accrued income taxes	255,000	—
Accrued liabilities	4,921,000	4,007,000
Current portion of long-term debt	412,000	322,000
Total Current Liabilities	17,149,000	15,153,000
Long-Term Debt	10,679,000	12,161,000
Mandatorily redeemable cumulative convertible Series C preferred stock, $1,000.00 par value, 6,875 shares authorized and issued and 3,812.5 and 3,812.5 outstanding shares at January 31, 2008 and 2007, respectively (liquidation preference of $4,581,000 and $4,275,000 at January 31, 2008 and 2007)	3,446,000	2,550,000
Total Liabilities	31,274,000	29,864,000
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $0.02 par value, 60,000,000 and 60,000,000 shares authorized and 20,814,276 and 20,502,147 shares issued and outstanding January 31, 2008 and 2007, respectively	418,000	411,000
Common stock warrants	1,628,000	1,628,000
Paid-in capital	19,728,000	19,245,000
Accumulated deficit	(8,765,000)	(7,856,000)
Less treasury stock, at cost, 571,510 shares at January 31, 2008 and 2007	(38,000)	(38,000)
Total Stockholders' Equity	12,971,000	13,390,000
Total Liabilities and Stockholders' Equity	$44,245,000	$43,254,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

PDG ENVIRONMENTAL, INC.

	For the Years Ended January 31, 2008	2007
Contract Revenues	$97,084,000	$74,977,000
Contract Costs	82,996,000	67,871,000
Gross Margin	14,088,000	7,106,000
Gain (Loss) on Sale of Fixed Assets	9,000	(17,000)
Non-recurring Charge Employee Fraud	—	919,000
Non-Cash Impairment Charge for Goodwill and Operation Lease	52,000	216,000
Selling, General and Administrative Expenses	13,230,000	12,750,000
Income (Loss) From Operations	815,000	(6,796,000)
Other Income (Expense):		
Interest Expense	(1,152,000)	(1,002,000)
Deferred Interest Expense Preferred Dividends	(305,000)	(345,000)
Non-Cash Expense Accretion Discount Preferred Stock	(591,000)	(1,727,000)
Interest and Other Income	330,000	17,000
	(1,718,000)	(3,057,000)
Loss Before Income Taxes	(903,000)	(9,853,000)
Income Tax (Benefit) Provision	6,000	(2,676,000)
Net Loss	$ (909,000)	$ (7,177,000)
Earnings Per Common Share — Basic:	$ (0.04)	$ (0.36)
Earnings Per Common Share — Dilutive:	$ (0.04)	$ (0.36)
Average Common Shares Outstanding	20,664,000	19,785,000
Average Dilutive Common Stock Equivalents Outstanding	—	—
Average Common Shares and Dilutive Common Stock Equivalents Outstanding	20,664,000	19,785,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

PDG ENVIRONMENTAL, INC.

	For the Two Years Ended January 31, 2008					
	Common Stock	Common Stock Warrant	Paid-in Capital	Treasury Stock	(Deficit) Retained Earnings	Total Stockholders' Equity
Balance at January 31, 2006 As restated(1)	$345,000	$1,881,000	$15,582,000	$(38,000)	$ (679,000)	$17,091,000
Issuance of 301,000 shares under Employee Incentive Stock Option Plan	6,000		160,000			166,000
Issuance of 10,000 shares under Non-Employee Director Stock Option Plan			3,000			3,000
Employee issuance of 100,000 shares of restricted common stock			48,000			48,000
Issuance of 618,055 shares from exercise of stock warrants	12,000	(253,000)	933,000			692,000
Conversion of 2,202.5 shares of Series C Preferred Stock Into 2,325,632 shares of Common Stock, including 123,132 shares of Common Stock from accrued dividends	46,000		2,280,000			2,326,000
Compensation expense under SFAS 123			222,000			222,000
Costs associated with July 2005 private placement			(6,000)			(6,000)
Issuance of 25,000 shares of restricted stock	1,000		(1,000)			—
Incentive payment paid with 14,830 shares	1,000		24,000			25,000
Net Loss					(7,177,000)	(7,177,000)
Balance at January 31, 2007	$411,000	$1,628,000	$19,245,000	$(38,000)	$(7,856,000)	$13,390,000
Issuance of 142,000 shares under Employee Incentive Stock Option Plan	3,000		72,000			75,000
Issuance of 90,000 shares under Non-Employee Director Stock Option Plan	2,000		68,000			70,000
Employee issuance of 100,000 shares of restricted common stock			48,000			48,000
Compensation expense under SFAS 123			258,000			258,000
Issuance of 25,000 shares of restricted stock	1,000		(1,000)			—
Incentive payment paid with 14,830 shares	1,000		27,000			28,000
Issuance of 24,000 shares of restricted stock for services			11,000			11,000
Net Loss					(909,000)	(909,000)
Balance at January 31, 2008	$418,000	$1,628,000	$19,728,000	$(38,000)	$(8,765,000)	$12,971,000

1) See Note 15, "Employee Fraud", of the accompanying notes to consolidated financial statements.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PDG ENVIRONMENTAL, INC.

	For the Years Ended January 31, 2008	2007
Cash Flows From Operating Activities:		
Net (loss)	$ (909,000)	$(7,177,000)
Adjustments to Reconcile Net Income to Cash Provided by (Used in) Operating Activities:		
Depreciation	1,085,000	1,049,000
Amortization	773,000	786,000
Deferred Income Taxes	(435,000)	(2,794,000)
Interest expense for Series C preferred stock accretion of discount	591,000	1,727,000
Non-cash Interest expense for Series C preferred dividends	305,000	345,000
Stock based compensation	345,000	296,000
Loss (Gain) on sale of fixed asses and equity investment	(9,000)	17,000
Provision for uncollectable accounts	4,000	850,000
Impairment charge for goodwill	—	111,000
Impairment charge for operating lease	52,000	105,000
	1,802,000	(4,685,000)
Changes in Current Assets and Liabilities:		
Accounts receivable	(1,078,000)	1,296,000
Costs and Estimated Earnings in Excess of Billings on uncompleted contracts	(1,045,000)	(433,000)
Inventories	(136,000)	43,000
Prepaid income taxes	526,000	463,000
Other current assets (Prepaid Insurance)	1,423,000	754,000
Accounts payable	2,326,000	915,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,589,000)	1,377,000
Accrued liabilities	899,000	(193,000)
Total Changes	1,326,000	4,222,000
Net Cash Provided by (Used in) by Operating Activities	3,128,000	(463,000)
Cash Flows From Investing Activities:		
Purchase of property, plant and equipment	(674,000)	(812,000)
Proceeds from sale of equity investment and fixed assests	27,000	49,000
Changes in other assests	(105,000)	(49,000)
Net Cash Used in Investing Activities	(752,000)	(812,000)
Cash Flows From Financing Activities:		
Proceeds from private placement of common and preferred stock	—	(6,000)
Proceeds from debt	—	2,874,000
Proceeds from exercise of stock options and warrants	145,000	861,000
Payment of accrued earnout liability	—	(845,000)
Payment of premium financing liability	(983,000)	(1,157,000)
Principal payments on debt	(1,606,000)	(524,000)
Net Cash Provided by (Used in) Financing Activities	(2,444,000)	1,203,000
Net (decrease) in cash and cash equivalents	(68,000)	(72,000)
Cash and cash equivalents, beginning of year	158,000	230,000
Cash and Cash Equivalents, End of Year	$ 90,000	$ 158,000
Supplementary disclosure of non-cash Investing and Financing Activity:		
(Decrease) Increase in goodwill and accrued liabilities for earnout liability	$ (37,000)	$ 442,000
Financing of annual insurance premium	$ 983;000	$ 1,157,000
Non-cash purchase of fixed assets finance throught capital leases	$ 214,000	$ 561,000

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PDG ENVIRONMENTAL, INC.
For the Two Years Ended January 31, 2008

NOTE 1 — NATURE OF BUSINESS

PDG Environmental, Inc. (the "Corporation") is a holding Corporation which, through its wholly-owned operating subsidiaries, provides environmental and specialty contracting services including asbestos and lead abatement, insulation, microbial remediation, emergency response and restoration, loss mitigation and reconstruction, demolition and related services.

The Corporation provides these services to a diversified customer base located throughout the United States. The Corporation's business activities are conducted in a single business segment — Environmental Services. Services are generally performed under the terms of fixed price contracts or time and materials contracts with a duration of less than one year, although larger projects may require two or more years to complete. The Corporation primarily operates in the North Eastern, Southern, and Western portions of the United States.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Corporation to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities, and the reported amounts of revenue and expenses. The Corporation believes the most significant estimates and assumptions are associated with revenue recognition on construction contracts, valuation of acquired intangibles and valuation of contracts receivable, income taxes, stock based compensation and contingencies. If the underlying estimates and assumptions upon which the consolidated financial statements are based change in the future, actual amounts may differ from those included in the accompanying consolidated financial statements.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All material inter-company transactions have been eliminated in consolidation.

Revenues and Cost Recognition:

Revenues from fixed price and modified fixed price contracts are recognized on the percentage-of-completion method, measured by the relationship of total cost incurred to total estimated contract costs (cost-to-cost method). Revenues from time and materials contracts are recognized as services are performed. It is the Corporation's policy to combine like contracts from the same owner for the purposes of revenue recognition.

Contract costs include direct labor, material and subcontractor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, depreciation, repairs and insurance. Selling, general and administrative costs are charged to expense as incurred. Bidding and proposal costs are also recognized as an expense in the period in which such amounts are incurred. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured.

Claims Recognition

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that the Corporation seeks to collect from customers or others for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price or other causes of unanticipated additional costs incurred by the Corporation. Recognition of amounts as additional contract revenue related to claims is appropriate only if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. The Corporation must determine if:

- there is a legal basis for the claim;
- the additional costs were caused by circumstances that were unforeseen by the Corporation and are not the result of deficiencies in our performance;
- the costs are identifiable or determinable and are reasonable in view of the work performed; and
- the evidence supporting the claim is objective and verifiable.

If all of these requirements are met, revenue from a claim is recorded only to the extent that the Corporation has incurred costs relating to the claim.

Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

Costs and estimated earnings in excess of billings on uncompleted contracts reflected in the consolidated balance sheets arise when revenues have been recognized but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Also included in costs and estimated earnings on uncompleted contracts are amounts the Corporation seeks or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to scope and price or other customer-related causes of unanticipated additional contract costs (claims and unapproved change orders). Such amounts are recorded at estimated net realizable value when realization is probable and can be reasonably estimated. No profit is recognized on the construction costs incurred in connection with claim amounts. Claims and unapproved change orders made by the Corporation involve negotiation and, in certain cases, litigation. In the event that litigation costs are incurred by us in connection with claims or unapproved change orders, such litigation costs are expensed as incurred although the Corporation may seek to recover these costs. The Corporation believes that it has an established legal basis for pursuing recovery of these recorded unapproved change orders and claims, and it is management's intention to pursue and litigate such claims, if necessary, until a decision or settlement is reached. Unapproved change orders and claims also involve the use of estimates, and it is reasonably possible that revisions to the estimated recoverable amounts of recorded claims and unapproved change orders may be made in the near-term. If the Corporation does not successfully resolve these matters, a net expense (recorded as a reduction in revenues), may be required, in addition to amounts that have been previously provided for. Claims against the Corporation are recognized when a loss is considered probable and amounts are reasonably determinable.

Cash and Cash Equivalents:

Cash and cash equivalents consist principally of currency on hand, demand deposits at commercial banks, and liquid investment funds having a maturity of three months or less at the time of purchase. The Corporation maintains demand and money market accounts at several domestic banks. From time to time, account balances may exceed the maximum available Federal Deposit Insurance Corporation coverage. As of January 31, 2008 account balances exceeded the maximum available coverage.

Contracts Receivable and Allowance for Uncollectible Accounts

Contract receivables are recorded when invoices are issued and are presented in the consolidated balance sheet net of the allowance for uncollectible accounts. Contract receivables are written off when they are determined to be uncollectible. The allowance for uncollectible accounts is estimated based on the Corporation's historic losses, the existing economic conditions in the construction industry and the financial stability of its customers.

Payments for services are normally due within 30 days of billing, although alternate terms may be included in contracts or letters of engagement as agreed upon by the Corporation and the customer. The nature of the construction industry is such that increased days revenue in receivables would not be considered outside the norm due to the nature of the payers which would include governmental entities, insurance companies and other parties whose typical pay cycle is longer than 30 days. Contracts receivable are not normally collateralized. The Corporation does not routinely charge interest on past due contracts receivable. As of January 31, 2008 and 2007, the Corporation's risk of loss for contracts receivable was limited to the amounts recorded on the Consolidated Balance Sheets as of those dates. Specific allowances for particular contracts receivable are recorded when circumstances indicate collection is doubtful. A general allowance for all contracts receivable based on risk related to the volume and age of all other contracts receivable is recorded to provide for unforeseen circumstances. Bad debt expense is reflected in other selling, general and administrative expenses on the Consolidated Statements of Operations when allowances on contracts receivable are increased or when accounts written off exceed available allowances.

Inventories:

Inventories consisting of materials and supplies used in the completion of contracts are stated at the lower of cost (on a first-in, first-out basis) or market.

Property, Plant and Equipment:

Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the improvements. The estimated useful lives of the related assets are generally three to thirty years. Equipment, which comprised the majority of the Corporation's fixed assets are primarily depreciated over three to five-years. Depreciation expense totaled $1,085,000 and $1,049,000 in 2008 and 2007 respectively.

Goodwill and Intangibles

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. With respect to identifiable intangible assets, we consider customer and subcontractor relations, non-compete agreements and other assets. In accordance with Statement No. 142 "Goodwill and Other Intangible Assets" goodwill and intangibles are reviewed at least annually for impairment. Unless circumstances otherwise dictate, annual impairment testing is performed in the fourth quarter.

Income Taxes:

The Corporation provides for income taxes under the liability method as required by SFAS No. 109.

Deferred income taxes result from timing differences arising between financial and income tax reporting due to the deductibility of certain expenses in different periods for financial reporting and income tax purposes.

The Corporation files a consolidated federal income tax return. Accordingly, federal income taxes are provided on the taxable income, if any, of the consolidated group. State income taxes are provided on a separate company basis.

Stock Based Compensation

The Corporation account for stock-based awards under SFAS 123(R) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of restricted stock and restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. The fair value of stock options is determined using the Black-Scholes valuation model. Such value is recognized as expense over the service period, net of estimated forfeitures. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Fair Value of Financial Instruments

As of January 31, 2008 and 2007, the carrying value of cash and cash equivalents, contract receivables, accounts payable, notes payable and current maturities of long-term debt approximated fair value because of their short maturities.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109*, which prescribes measurement attributes and a recognition threshold, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial reporting purposes. FIN No. 48 also requires additional disclosure concerning uncertainty related to deferred income tax assets and liabilities. Any adjustments resulting from implementation of FIN No. 48 were required to be recognized as changes in accounting principles with a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption. Implementation of FIN No. 48 was required for the first annual period beginning after December 15, 2006. The Corporation adopted FIN No. 48 beginning February 1, 2007. The Corporation reviewed its previously recognized tax benefits and determined that no material uncertainty was indicated as of the implementation of the new standard. There have been no subsequent changes to the Corporation's determination regarding its previously recognized tax benefits. In 2007, the FASB issued FIN No. 48-1, *Definition of "Settlement" in FASB Interpretation No. 48*, which provides clarification regarding the effective settlement of tax positions upon examination by a taxing authority. FIN No. 48-1 has not to date impacted the Corporation's application of FIN No. 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, which provides guidance for using fair value to measure assets and liabilities and expands required information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. Implementation of SFAS No. 157 is required for the fiscal years beginning after November 15, 2007. We are currently evaluating the impact SFAS No. 157 may have on our consolidated financial statements and disclosures.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans* — an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires an employer that sponsors one or more single-employer defined benefit plans to recognize the over-funded or under-funded status of a benefit plan in its statement of financial position, recognize as a component of other comprehensive income, net of tax, gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs pursuant to SFAS No. 87, *Employers Accounting for Pension,* or SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end, and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations. The recognition and disclosure provisions required by SFAS No. 158 are effective for the Corporation's fiscal year ending January 31, 2007. The measurement date provisions are effective for fiscal years ending after December 15, 2008. We are currently evaluating the impact SFAS No. 158 may have on our consolidated financial statements and disclosures.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115*, which permits entities to choose fair value measurement for many financial instruments and certain other items as of specified election dates. Business entities will thereafter report in earnings the unrealized gains and losses on items for which the fair value option has been chosen. The fair value option may be applied instrument by instrument, may not be applied to portions of instruments and is irrevocable unless a new election date occurs. SFAS No. 159 is effective for an entity's first fiscal year beginning after November 15, 2007. We are currently evaluating the impact SFAS No. 159 may have on our consolidated financial statements and disclosures.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations*, which will change accounting guidance for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at their estimated acquisition date fair values, including noncontrolling interests, accrued contingent liabilities and in-process research and development. Acquired contingent liabilities will subsequently be measured at the higher of the acquisition date fair value or the amount determined under existing guidance for non-acquired contingencies. SFAS No. 141R also provides that acquisition costs will be expenses as incurred, restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date, and that changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141R is effective as of the beginning of an entity's first fiscal year after December 15, 2008, and will be applied prospectively for business combinations occurring on or after the date of adoption. Early adoption of SFAS No. 141R is prohibited. The Corporation expects to adopt SFAS No. 141R on February 1, 2009.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, which establishes new accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 requires recognition of a noncontrolling interest as equity in the consolidated financial statements separate from the parent's equity. Net income attributable to the noncontrolling interest is to be included in consolidated net income on the consolidated income statement. SFAS No. 160 also clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. SFAS No. 160 requires that a gain or loss be recognized in net income upon deconsolidation of a subsidiary based on the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 is effective as of the beginning of an entity's first fiscal year after December 15, 2008. The adoption of the standard, effective February 1, 2009, is not expected to have a significant impact on the Corporation's consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both the balance sheet and income statement approach when quantifying a misstatement. SAB No. 108 was effective for the Corporation's fiscal year ending January 31, 2007. The adoption of SAB No. 108 did not have a material effect on the Corporation's results of operations, cash flows, or financial condition.

NOTE 4 — CONTRACTS RECEIVABLE

At January 31, 2008 and 2007, contracts receivable consist of the following:

	2008	2007
Billed completed contracts	$14,326,000	$13,989,000
Contracts in Progress	9,791,000	9,058,000
	24,117,000	23,047,000
Less allowance for Uncollectible Accounts	(1,286,000)	(1,290,000)
Net Contracts Receivables	$22,831,000	$21,757,000

Contracts receivable at January 31, 2008 and 2007 include $2,355,000 and $1,603,000, respectively, of retainage receivables. At January 31, 2008 and 2007, a portion of the contracts receivable balance, $677,000 and $500,000, respectively, has been classified as non-current because the Corporation does not anticipate realizing the amount within the normal operating cycle. For the year ended January 31, 2008, one customer, a private sector manufacturing client located in the northeast, accounted for more than 10% of the Corporation's consolidated revenues. For the years ended January 31, 2007, one customer, a military base on the Gulf coast, represented 13% of the Corporation's consolidated revenues.

At January 31, 2008 and 2007, contracts receivable included $5,958,000 and $4,954,000, respectively, of billings which have been billed to the customer more than one hundred twenty days prior to the respective year-end. The Corporation continuously reviews the credit worthiness of customers and, when feasible, requests collateral to secure the performance of services.

At January 31, 2008 and 2007, approximately $1,286,000 and $1,290,000 were included as allowance for doubtful accounts.

NOTE 5 — COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Details related to contract activity are as follows:

	January 31,	
	2008	2007
Revenues earned on uncompleted contracts	$75,623,000	$65,960,000
Less: billings to date	70,803,000	63,774,000
Net Under Billings	$ 4,820,000	$ 2,186,000

Included in the accompanying consolidated balance sheets under the following captions:

	January 31,	
	2008	2007
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 6,652,000	$ 5,607,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,832,000)	(3,421,000)
Net Under Billings	$ 4,820,000	$ 2,186,000

At January 31, 2008, the Corporation had approximately $6.7 million of costs and estimated earnings in excess of billings on uncompleted contracts. Included in this amount is approximately $4.3 million of costs related to contract claims and unapproved change orders. Of the $22.8 million in contracts receivable, approximately

$3.1 million of contracts receivable represent disputed or litigated items. The Corporation expects to process change orders or pursue contract claims for at least the full amount of these costs relative to the aforementioned contracts.

At January 31, 2007, the Corporation had approximately $5.6 million of costs and estimated earnings in excess of billings on uncompleted contracts. Included in this amount is approximately $3.1 million of costs related to contract claims and unapproved change orders. Of the $21.8 million in contracts receivable, approximately $2.6 million of contracts receivable represent disputed or litigated items. The Corporation expects to process change orders or pursue contract claims for at least the full amount of these costs relative to the aforementioned contracts.

At January 31, 2008 and 2007, a portion of the costs and estimated earnings in excess of billings balance, $3,327,000 and $1,200,000, respectively, has been classified as non-current because the Corporation does not anticipate realizing the amount within the normal operating cycle.

Accounts payable include amounts due to subcontractors totaling approximately $3,161,000 as of January 31, 2008. The retainage portion (pending completion and customer acceptance of certain jobs) is approximately $1,302,000 as of January 31, 2008.

Accounts payable include amounts due to subcontractors totaling approximately $680,000 as of January 31, 2007. The retainage portion (pending completion and customer acceptance of certain jobs) is approximately $240,000 as of January 31, 2007.

During the year ended January 31, 2008, a $500,000 decrease in revenue and margin was recorded for a change in the estimated recovery from a contract claim in our Los Angeles, California office.

During the year ended January 31, 2007, a $470,000 decrease in revenue and margin was recorded for a change in the estimated recovery from a contract claim in our Seattle, Washington office. During 2007, $500,000 of revenue and margin on a significant contract in claim status was written off.

NOTE 6 — ACCRUED LIABILITIES

Accrued liabilities are as follows:

	January 31,	
	2008	2007
Wages, commissions, bonuses and withholdings	$3,068,000	$2,591,000
Accrued union and fringe benefit	260,000	309,000
Additional acquisition consideration	226,000	281,000
Contractor's finders fees	238,000	361,000
Accrued Workers' Compensation	223,000	—
Subcontractor fees	462,000	—
Other	444,000	465,000
Total Accrued Liabilities	$4,921,000	$4,007,000

NOTE 7 — LONG-TERM DEBT

Long-term debt of the Corporation less amounts due within one year is as follows:

	January 31, 2008	January 31, 2007
Term loan due in monthly installments of $3,687 including interest at 7.75% due in August 2015	$ 253,000	$ 277,000
Equipment note due in monthly installments of $9,639 including interest at 7.25%, due in August 2009	170,000	269,000
Revolving line of credit expiring on June 6, 2009 and bearing interest at the prime rate plus 1%	10,070,000	11,270,000
Equipment financed under capital leases, due in monthly installments of $11,554 including interest at 8.57% to 13.97%, due October 2009 — May 2012	307,000	366,000
Equipment financed under capital leases, due in monthly installments of $4,916 including interest at 0.00% to 5.12%, due November 2008	48,000	—
Vehicles financed under capital leases, due in monthly installments of $13,538 including interest at 3% to 6%, due April 2008 — June 2012	243,000	301,000
	11,091,000	12,483,000
Less amount due within one year	412,000	322,000
	$10,679,000	$12,161,000

The cost and accumulated depreciation of equipment under capital lease obligations at January 31, 2008, is approximately $596,000 and $178,000, respectively. The cost and accumulated depreciation of vehicles under capital lease obligations at January 31, 2008, is approximately $656,000 and $409,000, respectively. The current portion of the total capital lease obligations is $286,000 at January 31, 2008.

The cost and accumulated depreciation of equipment under capital lease obligations at January 31, 2007, is approximately $656,000 and $59,000, respectively. The cost and accumulated depreciation of vehicles under capital lease obligations at January 31, 2007, is approximately $594,000 and $293,000, respectively. The current portion of the total capital lease obligations is $207,000 at January 31, 2007.

The line of credit, equipment note and commitment for future equipment financing are at an interest rate of prime plus 1% with financial covenant incentives which may reduce the interest rate to either prime plus 1 / 2% or prime (at January 31, 2008, prime was 6.00%). The mortgage is at an interest rate of 7.75% fixed until July 31, 2009, and is then adjusted to 2.75% above the 3-year Treasury Index every three years.

At January 31, 2008, the line of credit available was approximately $11.7 million. This amount is based upon the borrowing base calculation which is a factor of qualified contracts receivable and a percentage of qualified inventory. On January 31, 2008, the balance on the line of credit was $10,070,000 with an unused availability of $1,630,000.

Huntington Bank holds a blanket security interest in the assets of the Corporation.

Maturity requirements on long-term debt and capital lease obligations are $412,000 in fiscal 2009, $10,340,000 in fiscal 2010, $116,000 in fiscal 2011, $70,000 in fiscal 2012, $42,000 in fiscal 2013 and $110,000 thereafter.

The Corporation paid approximately $1,152,000 and $1,002,000 for interest costs during the years ended January 31, 2008 and 2007, respectively.

The Corporation has not historically declared or paid dividends with respect to the common stock. The Corporation's ability to pay dividends is prohibited due to limitations imposed by the aforementioned banking agreement, which requires the prior consent of the bank before dividends are declared. Additionally, the private placement of preferred stock in July 2005 contained restrictions on the payment of dividends on the Corporation's common stock until the majority of the preferred stock has been converted or redeemed.

The Huntington Bank Revolving Line of Credit Agreement and subsequent amendments include various covenants relating to matters affecting the Corporation including the annual required evaluation of the debt service coverage, debt to worth, and the tangible net worth. The Corporation did meet the covenant requirements as of January 31, 2008. However, the Corporation did not meet the covenant requirements as of January 31, 2007. Subsequent to year end, Huntington Bank amended certain covenants which retroactively enabled the Corporation to be in compliance with their loan covenants at January 31, 2007. As part of the amendment the interest rate was increased to prime plus 1%.

NOTE 8 — INCOME TAXES

Significant components of the provision for income taxes are as follows:

	For the Years Ended January 31, 2008	2007
Current:		
Federal	$(123,000)	$ 107,000
State	564,000	11,000
	441,000	118,000
Deferred:		
Federal	(279,000)	(2,532,000)
State	(156,000)	(262,000)
	(435,000)	(2,794,000)
Total income tax provision (benefit)	$ 6,000	$(2,676,000)

The reconciliation of income tax computed at the federal statutory rates to income tax expense is as follows:

	For the Years Ended January 31, 2008	2007
Tax at statutory rate	$(316,000)	$(3,448,000)
State income taxes, net of federal tax benefit	255,000	(356,000)
Research and Development and Minimum Tax Credits	(511,000)	(180,000)
Non-deductible preferred stock dividend and accretion	346,000	800,000
Non-deductible stock option expense	100,000	—
Correction of Prior Period Tax Matters	40,000	413,000
Other	92,000	95,000
	$ 6,000	$(2,676,000)

The significant components of the Corporation's deferred tax assets as of January 31, 2008 and 2007, are as follows:

	2008	2007
Deferred tax assets:		
Book over tax amortization	$ 361,000	$ 327,000
Allowance for doubtful accounts	497,000	498,000
Prospective refunds of federal income taxes	—	587,000
Net operating loss carryforwards	1,973,000	1,595,000
Research and Development and Alternative Tax Credit carryforwards	535,000	185,000
Accrued Liabilities	490,000	289,000
Other	135,000	127,000
Gross deferred tax assets	3,991,000	3,608,000
Deferred tax liabilities:		
Tax over book depreciation	76,000	128,000
Gross deferred tax liabilities	3,915,000	128,000
Net deferred tax assets	$3,915,000	$3,480,000

The Corporation's deferred tax assets as of January 31, 2008 and 2007, are classified as follows:

	2008	2007
Current asset	$1,111,000	$ 915,000
Long term asset	2,804,000	2,565,000
Net deferred tax assets	$3,915,000	$3,480,000

At January 31, 2008 and 2007, it was determined that the recognition of deferred income tax assets would be appropriate as it is more likely than not that all of the deferred tax assets would be realized. Therefore a valuation allowance reserve is not necessary at this time.

All goodwill generated in fiscal 2008 and 2007 is deductible.

At January 31, 2008, the Corporation has approximately $4.7 million of net operating loss carryforwards for federal income tax purposes expiring in 2028 and approximately $0.7 million of federal credit carryforwards, primarily Research and Development Tax Credits, expiring from 2022 to 2028.

The Corporation paid approximately $137,000 and $130,000 for federal and state income and franchise taxes during the years ended January 31, 2008 and 2007, respectively. During the year ended January 31, 2007, the Corporation received a $400,000 refund of federal income tax payments made in the prior fiscal year. Subsequent to January 31, 2007, an additional $96,000 refund of federal income tax payments made in the prior fiscal year was received.

Uncertainty Regarding Income Taxes

On February 1, 2007, the Corporation implemented FIN No. 48, which prescribes measurement attributes and a recognition threshold, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial reporting purposes. For the Corporation and its subsidiaries, U.S. federal income tax returns are filed on a consolidated basis and California income tax returns are filed on a unitary basis for the group. The Corporation and its subsidiaries also file various state income tax returns on a single corporation basis. The

Corporation believes it is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before fiscal 2002. There were no income tax examinations in progress when the Corporation implemented FIN No. 48.

The Corporation reviewed its previously recognized tax benefits and determined that no material uncertainty was indicated as of the implementation of the new standard. Consequently, no material adjustments were recorded upon implementation of FIN No. 48 to establish liabilities for unrecognized tax benefits. The Corporation also reviewed the tax benefits it expects to recognize for fiscal 2008 in estimating federal and state income tax provisions for the year ended January 31, 2008, and determined that no material uncertainty was indicated regarding the expected tax benefits. Consequently, a tabular reconciliation of the beginning and ending amount of unrecognized tax benefits and any additions, reductions and changes has been omitted.

Based on the Corporation's determination that no material uncertainty was indicated regarding previously recognized or expected tax benefits, no accrual for interest and penalties was recognized upon implementation of FIN No. 48 or for the year ended January 31, 2008. As the Corporation has significant net operating loss carryforwards, even if certain of the Corporation's tax positions were disallowed, it is not foreseen that the Corporation would have to pay any taxes in the near future. Consequently, the Corporation does not calculate the impact of interest or penalties on amounts that might be disallowed.

NOTE 9 — NOTES RECEIVABLE — OFFICERS

At January 31, 2008 and 2007, the Corporation had approximately $132,000 in notes receivable from its employees in the form of personal loans, which are due on demand. A breakdown of the notes receivable balance at January 31, 2008, by executive officer is as follows: John C. Regan, Chairman — $95,000 of principal and $55,000 of related accrued interest. Two other individuals owe the remaining amount. The notes and related accrued interest receivable are classified at January 31, 2008 and 2007, as Other Assets on the consolidated balance sheets.

NOTE 10 — COMPENSATION PLANS

In December 2004, the FASB issued SFAS No. 123R "Share-Based Payment" ("SFAS No. 123R"), a revision to SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and superseding APB Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date and all unvested stock options outstanding as of the effective date. The Corporation adopted the provision of the Statement effective February 1, 2006 using the "modified prospective transition" method.

The Corporation maintains a qualified Incentive Stock Option Plan (the "Plan"), which provides for the grant of incentive options to purchase an aggregate of up to 5,500,000 shares of the common stock of the Corporation to certain officers and employees of the Corporation and its subsidiaries. All options granted have 10-year terms.

In fiscal year 2008, options to purchase 505,000 shares of the Corporation's common stock were granted under the Plan. These options vest upon the passage of time. No options were granted under the plan in fiscal year 2007.

During fiscal 2008, options to purchase 142,000 shares of the Corporation's common stock at exercise prices ranging from $0.19 to $0.87 per share were exercised, resulting in proceeds of $75,130 to the Corporation. During fiscal 2007, options to purchase 301,000 shares of the Corporation's common stock at exercise prices ranging from $0.19 to $1.38 per share were exercised, resulting in proceeds of $166,215 to the Corporation.

The Corporation also maintains the 1990 Stock Option Plan for Employee Directors (the "Employee Directors Plan"), which provides for the grant of options to purchase an aggregate of up to 500,000 shares of the Corporation's common stock. Options to purchase 250,000 and 50,000 shares of the Corporation's common stock at an exercise price of $1.52 per share and $0.65 per share, respectively, have been granted under the Employee Director Plan. At January 31, 2008 and 2007, all of the options granted under the Employee Directors Plan were exercisable.

The 1990 Stock Option Plan for Non-Employee Directors (the "Non-Employee Directors Plan") provides for the grant of options to purchase an aggregate of up to 600,000 shares of the Corporation's common stock. At January 31, 2008, all of the 450,250 outstanding options granted under the Non-Employee Directors Plan were exercisable at prices ranging from $0.26 per share to $2.23 per share. Options for 40,000 shares at an exercise price of $0.95 were granted during the current year. The options vested immediately at the date of the grant. During fiscal 2008, options to purchase 90,000 shares of the Corporation's common stock at exercise prices ranging from $0.76 to $0.79 per share were exercised, resulting in proceeds of $69,600 to the Corporation. During fiscal 2007, options to purchase 10,000 shares of the Corporation's common stock at exercise price of $0.36 per share were exercised, resulting in proceeds of $3,600 to the Corporation.

The following table summarizes information with respect to the Plan for the two years ended January 31, 2008:

	Weighted Average Exercise Price	Number of Shares	Option Price Range per Share
Outstanding at January 31, 2006	**$0.73**	**2,308,617**	**$0.19 - $1.82**
Forfeited — Reusable	$0.44	(84,000)	$0.19 - $0.87
Exercised	$0.55	(301,000)	$0.19 - $1.38
Outstanding at January 31, 2007	**$0.76**	**1,923,617**	**$0.19 - $1.82**
Granted	$0.90	505,000	$0.88 - $0.90
Forfeited — Reusable	$0.87	(65,950)	$0.19 - $1.38
Exercised	$0.53	(142,000)	$0.19 - $.087
Outstanding at January 31, 2008	**$0.80**	**2,220,667**	**$0.19 - $1.82**
Exercisable at January 31, 2008	**$0.72**	**1,440,667**	**$0.19 - $1.82**
Exercisable at January 31, 2007	**$0.68**	**1,473,167**	**$0.19 - $1.82**

At January 31, 2008, the Corporation's outstanding options relative to the Plan are as follows by exercise price range:

Exercise Price Range	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Life
$0.00 to $0.50	$0.36	645,167	2.48
$0.50 to $1.00	$0.88	1,331,000	6.91
$1.00 to $1.50	$1.38	149,500	7.14
$1.50 to $2.00	$1.82	95,000	7.93
Total	$0.80	2,220,667	5.68

At January 31, 2007, the Corporation's outstanding options relative to the Plan are as follows by exercise price range:

Exercise Price Range	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Life
$0.00 to $0.50	$0.37	725,117	3.41
$0.50 to $1.00	$0.85	932,500	6.00
$1.00 to $1.50	$1.38	171,000	8.10
$1.50 to $2.00	$1.82	95,000	8.92
Total	$0.76	1,923,617	5.35

At January 31, 2008, the Corporation's vested options relative to the Plan are as follows by exercise price range:

Exercise Price Range	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Life
$0.00 to $0.50	$0.36	625,167	2.41
$0.50 to $1.00	$0.81	596,000	4.62
$1.00 to $1.50	$1.38	149,500	7.14
$1.50 to $2.00	$1.82	70,000	7.93
Total	$0.72	1,440,667	4.09

At January 31, 2007, the Corporation's vested options relative to the Plan are as follows by exercise price range:

Exercise Price Range	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Life
$0.00 to $0.50	$0.37	689,667	3.31
$0.50 to $1.00	$0.76	577,500	4.46
$1.00 to $1.50	$1.38	171,000	8.10
$1.50 to $2.00	$1.82	35,000	8.92
Total	$0.68	1,473,167	4.45

A total of 780,000 non-vested stock options were outstanding as of January 31, 2008, 245,000 in 2009, 215,000 in 2010, 110,000 in 2011, 110,000 in 2012 and 100,000 in 2013, unless forfeited earlier.

The Corporation utilizes a closed-form model (Black-Scholes) to estimate the fair value of stock option grants on the dates of the grant. The following tables include information regarding assumptions for 2008 grants under the Corporation's stock option plans and the weighted average fair values of options granted for 2007 and 2008.

Risk Free Interest Rate		4.36% - 4.88%
Expected Dividend Yield		0.00%
Expected Life of Options		10 years
Expected Volatility Rate		96.87% - 101.63%
Options originally issued at or above market:		
Weighted average fair value of options granted during 2007	$	1.38
Weighted average fair value of options granted during 2008	$	0.82

Compensation expense for the fair value of share-based payment arrangements was $258,000 and $222,000 for fiscal 2008 and 2007, respectively. Based on estimates for outstanding non-vested options as of January 31, 2008, the Corporation anticipates future expense will be recognized of $234,000 during 2009, $191,000 during 2010, $146,000 during 2011, $82,000 during 2012 and $27,000 thereafter.

The following table summarizes information with respect to non-qualified stock options for the two years ended January 31, 2008:

	Number of Shares	Option Price Range per Share
Outstanding and Exercisable at January 31, 2006	10,000	$0.65
No Activity	—	—
Outstanding and Exercisable at January 31, 2007	10,000	$0.65
No Activity	—	—
Outstanding and Exercisable at January 31, 2008	10,000	$0.65

NOTE 11 — PRIVATE PLACEMENT OF SECURITIES — JULY 2005

Common Private Placement

Securities Purchase Agreement

On July 1, 2005, the Corporation executed a securities purchase agreement (the "Common Purchase Agreement") with various institutional and accredited investors (the "Common Investors") pursuant to which it agreed to sell in a private placement transaction (the "Common Private Placement") for an aggregate purchase price of $1,500,000 (a) 1,666,667 shares of the Corporation's Common Stock, par value $0.02 per share (the "Common Shares"), (b) warrants to purchase 416,667 shares of the Corporation's Common Stock at an exercise price of $1.11 per share ("First Common Offering Warrants") and (c) warrants to purchase 416,667 shares of the Corporation's Common Stock at an exercise price of $1.33 per share ("Second Common Offering Warrants" and, together with the First Common Offering Warrants, the "Common Offering Warrants"). The $0.90 purchase price per share for the Common Shares approximately represents 80% of the average of the daily volume weighted average price of the Common Stock for the 20 day period prior to the execution of the Common Purchase Agreement. The Corporation closed the Common Private Placement on July 6, 2005. On November 21, 2005 the Corporation's registration statement covering the common stock, the common stock to be received upon the conversion of the preferred stock and the common stock to be received upon the exercise of the warrants for common stock was declared effective by the U.S. Securities and Exchange Commission.

Common Warrants

The First Common Offering Warrants issued to each Common Investor provide such Common Investor the right to purchase shares of the Corporation's Common Stock, in aggregate, up to an additional 25% of the total number of Common Shares purchased by such Common Investor in the Common Private Placement at an exercise price of $1.11 per share. The First Common Offering Warrants contain a cashless exercise provision, whereby if at any time after one year from the date of issuance of this Warrant there is no effective Registration Statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Warrant Holder, then the Warrant may also be exercised at such time by means of a "cashless exercise" in which the Warrant Holder shall be entitled to receive common shares for the number of Warrant Shares equal to the appreciation in the warrant above the exercise price at the time of the exercise. The First Common Offering Warrants expire five years from the date of issuance and contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of the Corporation's capital stock, issuances of the Corporation's securities for consideration below the exercise price and pro rata distributions of cash, property, assets or securities to holders of the Corporation's Common Stock. If the First Common Offering Warrants are exercised in full in cash, the Corporation would receive upon such exercise aggregate proceeds of $462,500.

The Second Common Offering Warrant issued to each Common Investors provides such Common Investor the right to purchase shares of the Corporation's Common Stock, in aggregate, up to an additional 25% of the total number of Common Shares purchased by such Common Investor in the Common Private Placement at an exercise price of $1.33 per share. The Second Common Offering Warrants contain a cashless exercise provision, whereby if at any time after one year from the date of issuance of this Warrant there is no effective Registration Statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Warrant Holder, then the Warrant may also be exercised at such time by means of a "cashless exercise" in which the Warrant Holder shall be entitled to receive common shares for the number of Warrant Shares equal to the appreciation in the warrant above the exercise price at the time of the exercise. The Second Common Offering Warrants expire five years from the date of issuance and contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of the Corporation's capital stock, issuances of Corporation's securities for consideration below the exercise price and pro rata distributions of cash, property, assets or securities to holders of the Corporation's common stock. If the Second Common Offering Warrants are exercised in full in cash, the Corporation would receive upon such exercise aggregate proceeds of $554,167.

The net proceeds to the Corporation from the offering, after costs associated with the Common Stock portion of the offering, of $1,349,000 have been allocated among common stock and warrants based upon their relative fair values. The Corporation used the Black-Scholes pricing model to determine the fair value of the warrants to be $360,000.

Preferred Private Placement

Securities Purchase Agreement

On July 1, 2005, the Corporation executed a securities purchase agreement ("Preferred Purchase Agreement") with various institutional and accredited investors (the "Preferred Investors") pursuant to which it agreed to sell in a private placement transaction (the "Preferred Private Placement") for an aggregate purchase price of $5,500,000 (a) 5,500 shares of the Corporation's Series C Convertible Preferred Stock, stated value $1,000 per share (the "Preferred Shares"), (b) warrants to purchase 1,375,000 shares of the Corporation's Common Stock at an exercise price of $1.11 per share ("First Preferred Offering Warrants"), (c) warrants to purchase 1,375,000 shares of the Corporation's Common Stock at an exercise price of $1.33 per share ("Second Preferred Offering Warrants" and, together with the First Preferred Offering Warrants," the "Preferred Offering Warrants") and (d) warrants ("Over-Allotment Warrants") to purchase (1) up to 1,375 shares of Series C Preferred Stock (the "Additional Preferred Shares"), (2) warrants to purchase up to 343,750 shares of Common Stock at $1.11 per share ("First Additional Warrants") and (3) warrants to purchase up to 343,750 shares of Common Stock at $1.33 per share ("Second Additional Warrants" and, together with the First Additional Warrants, the "Additional Warrants"). The Preferred Private Placement closed on July 6, 2005.

On September 30, 2005, the Corporation's shareholders approved to the Corporation's Certificate of Incorporation to increase by 30 million the number of authorized shares of $0.02 par value common stock to a total of 60 million common shares. Subject to certain permitted issuances under the Preferred Purchase Agreement, the Corporation is also restricted from issuing additional securities for a period of six (6) months following the effective date of the Preferred Registration Statement without the prior written consent from the holders of the Preferred Shares.

All shares of the Series C Preferred Stock shall rank superior to the Corporation's Common Stock and any class or series of capital stock of the Corporation hereafter creates.

Preferred Warrants

The First Preferred Offering Warrants issued to each Preferred Investor provide such Preferred Investor the right to purchase shares of the Corporation's Common Stock, in aggregate, up to an additional 25% of the total number of shares of Common Stock issuable upon the conversion of the Preferred Stock purchased by such Preferred Investor in the Preferred Private Placement at an exercise price of $1.11 per share. The First Preferred Offering Warrants contain a cashless exercise provision, whereby at any time the Warrant may also be exercised at such time by means of a "cashless exercise" in which the Warrant Holder shall be entitled to receive common shares for the number of Warrant Shares equal to the appreciation in the warrant above the exercise price at the time of the exercise. The First Preferred Offering Warrants expire five years from the date of issuance and contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of the Corporation's capital stock, issuances of Common Stock for consideration below the exercise price and pro rata distributions of cash, property, assets or securities to holders of the Corporation's common stock. If the First Preferred Offering Warrants are exercised in full in cash, the Corporation would receive upon such exercise aggregate proceeds of $1,526,250.

The Second Preferred Offering Warrants issued to each Preferred Investor provide such Preferred Investor the right to purchase shares of the Corporation's Common Stock, in aggregate, up to an additional 25% of the total number of shares of Common Stock issuable upon the conversion of the Preferred Stock purchased by such Preferred Investor in the Preferred Private Placement at an exercise price of $1.33 per share. The Second Preferred Offering Warrants contain a cashless exercise provision, whereby at any time the Warrant may also be exercised at such time by means of a "cashless exercise" in which the Warrant Holder shall be entitled to receive common shares for the number of Warrant Shares equal to the appreciation in the warrant above the exercise price at the time of the exercise. The Second Preferred Offering Warrants expire five years from the date of issuance and contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of the Corporation's capital stock, issuances of the Corporation's securities for consideration below the exercise price as well as pro rata distributions of cash, property, assets or securities to holders of the Corporation's common stock. If the Second Preferred Offering Warrants are exercised in full in cash, the Corporation would receive upon such exercise aggregate proceeds of $1,828,750.

The net proceeds to the Corporation from the offering, after costs associated with the Preferred Stock portion of the offering, of $4,877,000 have been allocated among common stock and warrants based upon their relative fair values. The Corporation used the Black-Scholes pricing model to determine the fair value of the warrants to be $1,204,000.

Terms of the Preferred Stock

The rights and preferences of the Preferred Shares are set forth in the Certificate of Designation, Preferences and Rights of Series C Preferred Stock (the "Certificate of Designation"). The Preferred Shares have a face value of $1,000 per share and are convertible at any time at the option of the holder into shares of Common Stock ("Conversion Shares") at the initial conversion price of $1.00 per share (the "Conversion Price"), subject to certain adjustments including (a) stock splits, stock dividends, combinations, reclassifications, mergers, consolidations, sales or transfers of the assets of the Corporation, share exchanges or other similar events, (b) certain anti-dilution adjustments. For a complete description of the terms of the Preferred Shares please see the Certificate of Designation.

Outstanding shares of preferred stock that have not been converted to common stock at the maturity date of July 1, 2009 are payable in cash along with the related 8% per annum dividend.

Beginning 120 days following effectiveness of the registration statement, the Corporation may mandatorily convert the Preferred Shares into shares of Common Stock, if certain conditions are satisfied including, among other things: (a) if the average closing bid price of the Corporation's Common Stock during any 20 consecutive trading day period is greater than 150% of the conversion price, (b) the Preferred Registration Statement is currently effective, (c) the maximum number of shares of Common Stock issued upon such mandatory conversion does not exceed 100% of the total 5 day trading volume of our Common Stock for the 5 trading day period preceding the mandatory conversion date and (d) no mandatory conversions have occurred in the previous 30 trading days.

The Corporation consulted FAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Corporation's Own Stock" in accounting for the transaction. The preferred stock has been recorded as a liability after consulting FAS No. 150. Although the preferred includes conversion provisions, they were deemed to be non-substantive at the issuance date. Subsequent to the issuance, the Corporation's stock price rose in part to Hurricane Katrina and the acquisition of the former Flagship operations, and a number of preferred shares were converted to common. Per FAS No. 150, there is to be no reassessment of the non-substantive feature.

After valuing the warrants for the purchase of the Corporation's common stock issued with the convertible Preferred Shares ($1,204,000), the beneficial conversion contained in the Preferred Shares ($1,645,000) and the costs associated with the Preferred Stock portion of the financing ($623,000) the convertible preferred stock was valued at $2,028,000. The difference between this initial value and the face value of the Preferred Stock of $3,429,000 will be accreted back to the Preferred Stock as preferred dividends utilizing an effective interest rate of 25.2%. The accretion period is the shorter of the four-year term of the preferred or until the conversion of the preferred stock. For fiscal 2008 and 2007, the accretion of the aforementioned discount was $473,000 and $404,000, respectively. In accordance with FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the accretion of the discount on the preferred stock is classified as interest expense in the Statement of Consolidated Operations.

A cumulative premium (dividend) accrues and is payable with respect to each of the Preferred Shares equal to 8% of the stated value per annum. The premium is payable upon the earlier of: (a) the time of conversion in such number of shares of Common Stock determined by dividing the accrued premium by the Conversion Price or (b) the time of redemption in cash by wire transfer of immediately available funds. For the years ended January 31, 2008 and 2007, the accrued dividend was $305,000 and $345,000, respectively, for both the initial private placement in July 2005 and the subsequent exercise of the over-allotment option for additional shares of Preferred Stock. Of the total accrued dividend at January 31, 2008 and 2007, of $768,000 and $586,000, respectively, conversions of Series C Preferred Stock into Common Stock resulted in the conversion of $123,000 of dividends for the years ended January 31, 2007. Therefore, $768,000 and $463,000 of dividends remain accrued at January 31, 2008 and 2007, respectively. In accordance with FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the preferred stock dividend is classified as interest expense in the Statement of Consolidated Operations.

Over-Allotment Warrants

The Over-Allotment Warrants issued to each Preferred Investor provides such Preferred Investor the right to purchase at an exercise price of $1,000 per share (a) Additional Preferred Shares, in aggregate, up to 25% of the total number of shares of Series C Preferred Stock purchased by such Preferred Investor in the Preferred Private Placement, (b) First Additional Warrants exercisable for a number of shares of Common Stock in an amount, in aggregate, up to 6.25% of the total number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock purchased by such Preferred Investor in the Preferred Private Placement at an exercise price of $1.11 per share and (c) Second Additional Warrants exercisable for a number of shares of Common Stock in an amount, in aggregate, up to 6.25% of the total number of shares of the Common Stock issuable upon conversion of the Series C Preferred purchased by such Purchaser in the Preferred Private Placement at an exercise price of $1.33 per share.

From late October 2005 through mid December 2005, all holders of shares of our Series C Preferred exercised their over-allotment warrants resulting in the issuance of (i) 1,375 shares of Series C Preferred, (ii) warrants to purchase 343,750 shares of the Corporation's Common Stock at an exercise price of $1.11 per shares and (iii) warrants to purchase 343,750 shares of the Corporation's Common Stock at an exercise price of $1.33 per share. The warrants expire five years from the date of issuance. The exercise of the over-allotment warrants resulted in proceeds of $1,375,000 to the Corporation.

After valuing the warrants for the purchase of the Corporation's common stock issued with the convertible Preferred Shares ($322,000), the beneficial conversion contained in the Preferred Shares ($432,000) and the costs associated with the exercise of the over-allotment ($69,000) the convertible preferred stock, issued in October 2005 from the exercise of the over-allotment option, will initially be valued at $552,000. The difference between this initial value and the face value of the Preferred Stock of $1,375,000 will be accreted back to the Preferred Stock as preferred dividends utilizing an effective interest rate of 25%. The accretion of the discount related to the over-allotment option was $118,000 and $110,000 for the years ended January 31, 2008 and 2007, respectively, and was classified as interest expense in the Statement of Consolidated Operations.

Registration Rights Agreements

In connection with the private placements in July 2005, the Corporation entered into registration rights agreements with the Common Stockholders and Preferred Stockholders. Under these registration rights agreements, the Corporation agreed to file a registration statement for the purpose of registering the resale of the common stock and the shares of common stock underlying the convertible securities we issued in the private placements. The registration rights agreements require the Corporation to keep the registration statement effective for a specified period of time. In the event that the registration statement is not filed or declared effective within the specified deadlines or is not effective for any period exceeding a permitted Black-Out Period (45 consecutive Trading Days but no more than an aggregate of 75 Trading Days during any 12-month period), then the Corporation will be obligated to pay the Preferred and Common Stockholders up to 12% of their purchase price per annum. On November 21, 2005 the Corporation's Registration Statement was declared effective by the Securities & Exchange Commission. On May 10, 2006 the Post Effective Amendment #1 was declared effective by the Securities & Exchange Commission. On February 15, 2007 the Post Effective Amendment #4 was declared effective by the Securities & Exchange Commission. As of April 18, 2007 the Corporation has utilized forty-five of the permitted aggregate Black-Out days. Other than the aforementioned monetary penalty, there are no provisions requiring cash payments or settlements if registered shares cannot be provided upon conversion / exercise or the shareholders cannot sell their shares due to a blackout event.

Conversion of Preferred Stock to Common Stock

Beginning in late November 2005, four holders voluntarily converted 860 shares of Series C Preferred Stock and received 895,521 shares of Common Stock. The conversion resulted in 35,521 shares of Common Stock being issued relative to accrued dividends on the Series C Preferred Stock. The aforementioned conversion resulted in a charge against income in fiscal 2006 of approximately $502,000 for the related unamortized discount relative to the converted shares.

During the year ended January 31, 2007, seven holders voluntarily or in response to a mandatory conversion call by the Corporation, converted 2,202.5 shares of Series C Preferred Stock and received 2,325,631 shares of Common Stock. The conversion resulted in 123,132 shares of Common Stock being issued relative to accrued dividends on the Series C Preferred Stock. The aforementioned conversion resulted in a charge against income for the year ended January 31, 2007 of $1,214,000 for the related unamortized discount relative to the converted shares

Exercise of Warrants for Common Stock

During fiscal 2007, two warrant holders of the $1.11 and $1.33 per share exercise price warrants exercised for 618,055 shares of the Corporation's Common stock with proceeds of $692,000 to the Corporation.

Warrant Derivative Liability

Both the preferred and Common Stock portions of the July 2005 private placement included registration rights agreements that imposed liquidating damages in the form of a monetary remuneration should the holders be subject to blackout days (i.e. days when the holders of the Corporation's Common Stock may not trade the stock) in excess of the number permitted in the registration rights agreements. On November 21, 2005 the Corporation's Registration Statement on Form S-2 was declared effective by the Securities & Exchange Commission. Other than the aforementioned monetary penalty, there are no provisions requiring cash payments or settlements if registered shares cannot be provided upon conversion / exercise or the shareholders cannot sell their shares due to a blackout event. After assessing the provisions of the registration rights agreements and the related authoritative guidance a $20,000 warrant derivative liability was provided. No gain or loss on the derivative was recorded in the years ended January 31, 2008 and 2007 and the liability was recorded in accrued liabilities.

NOTE 12 — PRIVATE PLACEMENT OF SECURITIES — MARCH 2004

On March 4, 2004 the Corporation closed on a private placement transaction pursuant to which it sold 1,250,000 shares of Common Stock, (the "Shares"), to Barron Partners, LP (the "Investor") for an aggregate purchase price of $500,000. In addition, the Corporation issued two warrants to the Investor exercisable for shares of its Common Stock (the "Warrants"). The Shares and the Warrants were issued in a private placement transaction pursuant to Rule 506 of Regulation D and Section 4(2) under the Securities Act of 1933, as amended. Offset against the proceeds is $51,000 of costs incurred in conjunction with the private placement transaction, primarily related to the cost of the registration of the common stock and common stock underlying the warrants, as discussed in the fourth paragraph of this note.

The First Warrant provided the Investor the right to purchase up to 1,500,000 shares of the Corporation's Common Stock. During the year ended January 31, 2005 Barron exercised the First Warrant in full at an exercise price of $0.80 per share warrants resulting in proceeds of $1,200,000 to the Corporation.

The Second Warrant provides the Investor the right to purchase up to 2,000,000 shares of the Corporation's Common Stock. The Second Warrant has an exercise price of $1.60 per share resulting in proceeds of $3,200,000 to the Corporation upon its full exercise and expires five years from the date of issuance. The warrant holder may exercise through a cashless net exercise procedure after March 4, 2005, if the shares underlying the warrant are either not subject to an effective registration statement or, if subject to a registration statement, during a suspension of the registration statement. The Corporation has reserved sufficient shares of its common stock to cover the issuance of shares relative to the unexercised warrants held by the Investor.

In connection with these transactions, the Corporation and the Investor entered into a Registration Rights Agreement. Under this agreement, the Corporation was required to file within ninety (90) days of closing a registration statement with the U.S. Securities and Exchange Commission for the purpose of registering the resale of the Shares and the shares of Common Stock underlying the Warrants. The Corporation's registration statement was declared effective by the U.S. Securities and Exchange Commission on June 30, 2004. In the event that the Investor is not permitted to sell its Shares pursuant to the registration statement as a result of a permitted Black-Out Period (as defined in the Registration Statement) being exceeded or otherwise, then the Corporation will be obligated to pay the Investor liquidated damages equal to 18% of the Investor's purchase price per annum.

The Corporation utilized the proceeds from the sale of its Common Stock for general business purposes and to partially fund its acquisition strategy.

The Corporation granted the Investor the right of first refusal on certain subsequent offerings of the Corporation's securities and has agreed to maintain a listing of its common stock on the OTC Bulletin Board or another publicly traded market and cause its common stock to continue to be registered under Section 12 (b) or (g) of the Exchange Act of 1934.

The net proceeds to the Corporation from the offering, after costs associated with the offering, of $449,000 have been allocated among common stock and warrants based upon their relative fair values. The Corporation used the Black-Scholes pricing model to determine the fair value of the warrants to be $287,000.

NOTE 13 — GOODWILL

The changes in the carrying amount of goodwill for the years ended January 31, 2008 and 2007, are as follows:

	2008	2007
Balance, beginning of year	$2,651,000	$2,316,000
Goodwill adjusted during the year	(37,000)	446,000
Impairment losses	—	(111,000)
Balance, end of year	$2,614,000	$2,651,000

Goodwill decreased by $37,000 and increased by $446,000 during the year ended January 31, 2008 and 2007, respectively, primarily due to the acquisition of the former Flagship operations in August 2005 and the accrual of additional purchase price consideration earned by the former owners of Tri-State Restoration, Inc. ("Tri-State") and Flagship in accordance with Emerging Issues Task Force ("EITF 95-8") "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination". The payment of contingent consideration relative to Tri-State is based upon the operating income of the former Tri-State operation based upon operating results through May 31, 2005. The payment of contingent consideration relative to Flagship is based upon the operating income of the former Flagship operation based upon operating results through February 2007.

During the quarter ended October 31, 2006, the Corporation determined that the goodwill related to its Northwestern operation was impaired due to the issues raised relative to the employee fraud discussed in Note 15, the Corporation's intention to close the Seattle operation and the operating issues that the Corporation's Northwest operations continue to experience. Therefore, a non-cash provision of $111,000 was made to reduce the goodwill related to that operation to zero.

In conformance with SFAS No. 142, "Goodwill and Other Intangible Assets," we performed impairment tests based upon the year-end balances. No impairments were noted with the exception of the impairment mentioned above.

NOTE 14 — INTANGIBLE ASSETS

The components of intangible assets for the years ended January 31, 2008 and 2007 are as follows:

	2008	2007
Covenant-not-to-compete	$ 78,000	$ 78,000
Customer relationships	5,796,000	5,946,000
Subcontractor relationships	530,000	530,000
Deferred financing costs	226,000	210,000
Other	18,000	57,000
	6,648,000	6,821,000
Accumulated amortization	(1,930,000)	(1,405,000)
	$ 4,718,000	$ 5,416,000

Covenants-not-to-compete are amortized over the life of the respective covenant which range from 2 to 5 years. Customer relationships are amortized over the estimated remaining life of those relationships, which are three to ten years. Subcontractor relationships are amortized over the estimated remaining life of those relationships, which are estimated at five years. Deferred financing costs are amortized over the remaining life of the debt instrument which is one to one and one half years. Amortization expense was $773,000 and $786,000 for the years ended January 31, 2008 and 2007, respectively.

Amortization of intangibles during the next five fiscal years is anticipated to be as follows: 2009 — $734,000, 2010 — $700,000 and 2011 — $640,000, 2012 — $577,000 and 2013 — $577,000.

NOTE 15 — EMPLOYEE FRAUD

For the year ended January 31, 2007, the Corporation recorded a $920,000 non-recurring charge relative to employee fraud at its Seattle office. This charge arises following an internal investigation commenced in October 2006 into operations at the Corporation's Seattle office, which indicated fraudulent activities undertaken by one or more former employees. The Corporation took immediate action including retaining legal counsel, fraud investigators, and forensic accountants to assist in determining the actual amount of the loss, appropriate legal action, and pursuit of insurance payments and other means of recovery for such losses. The Corporation was able to discover this incident through its internal control procedures, which alerted the Corporation to the issues, and the Corporation is confident that the fraudulent activities, while serious, are isolated.

As a result of the investigation, previously filed Quarterly Reports on Form 10-Q for the quarters ended April 30, 2006 and July 31, 2006 were amended and restated to correct an error caused by employee fraud, which increased the net loss by $421,000 for the six-months ended July 31, 2006. Additionally the previously filed Annual Report on Form 10-K for the year ended January 31, 2006 was restated and the previously reported net income was reduced by $388,000. The Forms 10-K/A and 10-Q/A were filed as amendments on January 18, 2007.

The non-recurring charge recorded in fiscal 2007 included $222,000 of professional costs incurred relative to the aforementioned investigation and restatement of previously filed financial statements.

The Corporation filed a claim against the Corporation's employee theft insurance policy. The insurance claim amount was $0.5 million. The Corporation received approximately $400,000 associated with this claim in fiscal 2008 and recorded the benefit as a component of Other Income.

The Corporation has evaluated the impact of the employee fraud on its internal control over financial reporting and undertaken corrective measures (see "Item 9 — Controls and Procedures" within Management's Discussion and Analysis).

NOTE 16 — NET INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended January 31,	
	2008	2007
Numerator:		
Net Income (Loss)	$ (909,000)	$ (7,177,000)
Preferred stock dividends and accretion of discount	—	—
Numerator for basic earnings per share — income available to common stockholders	(909,000)	(7,177,000)
Effect of dilutive securities:		
Preferred stock dividends	—	—
Numerator for diluted earnings per share — income available to common stock after assumed conversions	$ (909,000)	$ (7,177,000)
Denominator:		
Denominator for basic earnings per share — weighted average shares	20,664,000	19,785,000
Effect of dilutive securities:		
Employee stock options	—	—
Warrants	—	—
Dilutive potential common shares	—	—
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	20,664,000	19,785,000
Basic earnings per share	$ (0.04)	$ (0.36)
Diluted earnings per share	$ (0.04)	$ (0.36)

At January 31, 2008 and 2007; 2,891,000 and 2,609,000 options, and 5,689,000 and 5,689,000 warrants, respectively, were not included in the calculation of dilutive earnings per share as their inclusion would have been antidilutive.

At January 31, 2008 and 2007, 1,368,060 warrants for the purchase of the Corporation's common stock at an exercise price of $1.11 per share, 2,321,178 warrants for the purchase of the Corporation's common stock at an exercise price of $1.33 per share and 2,000,000 warrants for the purchase of the Corporation's common stock at an exercise price of $2.00 per share were outstanding. The warrants with exercise prices of $1.11 and $1.33 per share expire on July 1, 2010 and the warrants with an exercise price of $2.00 per share expire on March 4, 2009.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

The Corporation leases certain facilities and equipment under non-cancelable operating leases. Rental expense under operating leases aggregated $851,000 and $814,000 for the years ended January 31, 2008 and 2007, respectively. Minimum rental payments under these leases with initial or remaining terms of one year or more at January 31, 2008, aggregated $2,406,000 and payments due during the next five fiscal years are as follows: 2009 — $925,000, 2010 — $840,000, 2011 — $479,000, 2012 — $121,000 and 2013 — $40,000.

We are a party to a number of compliance proceedings which have arisen in the normal course of business. Compliance proceedings include payroll tax, union dues and safety violation assessments. All assessments are currently being disputed. We are unable to determine the resolution of these proceedings and have not accrued a liability for any of these items. We believe that the nature and number of these proceedings are typical for a construction firm of our size and scope.

We are a party to a number of legal proceedings brought against us which have arisen in the normal course of business. These proceedings typically relate to contract issues or counter claims. Litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and / or financial position for the period in which the ruling occurs. We currently believe, after consultation with counsel, that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations or cash flows.

Any of our pending compliance or legal proceedings is subject to early resolution as a result of our ongoing efforts to settle. If and when any of these compliance and legal proceedings will be resolved through settlement is neither predictable nor guaranteed.

NOTE 18 — QUARTERLY RESULTS (UNAUDITED)

The Corporation had the following results by quarter:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Year Ending January 31, 2008					
Revenues	$21,700,000	$26,638,000	$26,616,000	$22,130,000	$97,084,000
Gross margin	3,693,000	4,041,000	2,742,000	3,612,000	14,088,000
Income (loss) before income taxes	403,000	669,000	(1,221,000)	(754,000)	(903,000)
Net income (loss)	$ 314,000	$ 505,000	$ (1,000,000)	$ (728,000)	$ (909,000)
Earnings per share					
Basic	$ 0.02	$ 0.02	$ (0.05)	$ (0.04)	$ (0.04)
Diluted	$ 0.01	$ 0.02	$ (0.05)	$ (0.04)	$ (0.04)
Year Ending January 31, 2007					
Revenues	$16,368,000	$22,428,000	$19,783,000	$16,398,000	$74,977,000
Gross margin	1,146,000	3,294,000	2,011,000	655,000	7,106,000
Loss before income taxes	(3,136,000)	(1,415,000)	(1,632,000)	(3,670,000)	(9,853,000)
Net loss	$ (2,160,000)	$ (1,233,000)	$ (1,997,000)	$ (1,787,000)	$ (7,177,000)
Earnings per share					
Basic	$ (0.12)	$ (0.06)	$ (0.10)	$ (0.08)	$ (0.36)
Diluted	$ (0.12)	$ (0.06)	$ (0.10)	$ (0.08)	$ (0.36)

PDG ENVIRONMENTAL, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the years ended
January 31, 2008 and 2007

	Balance at Beginning of Year	Additions Charged to Income	Deductions(1)	Balance at Close of Year
2008				
Allowance for doubtful accounts	$1,290,000	$ 35,000	$ (39,000)	$1,286,000
2007				
Allowance for doubtful accounts	$ 440,000	$1,037,000	$(187,000)	$1,290,000

(1) Uncollectible accounts written off, net of recoveries.

END